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Management's Discussion and Analysis
for the three and nine months ended September 30, 2007

        This management's discussion and analysis ("MD&A") relates to the financial condition and results of operations of Kinross Gold Corporation together with its wholly owned subsidiaries as of November 6, 2007, and is intended to supplement and complement Kinross Gold Corporation's interim consolidated financial statements for the period ended September 30, 2007. Readers are cautioned that the MD&A contains forward-looking statements and that actual events may vary from management's expectations. Readers are encouraged to consult Kinross Gold Corporation's audited consolidated financial statements and corresponding notes to the financial statements for the year ended December 31, 2006 for additional details, which are available on the Company's website www.kinross.com and on www.sedar.com. The interim consolidated financial statements and MD&A are presented in United States dollars and have been prepared in accordance with Canadian generally accepted accounting principles ("CDN GAAP"). This discussion addresses matters we consider important for an understanding of our financial condition and results of operations as of and for the three and nine months ended September 30, 2007.

        This section contains forward-looking statements and should be read in conjunction with the risk factors described in "Risk Analysis" and the "Cautionary Statement on Forward-Looking Information" at the end of this MD&A.

        Where we say "we", "us", "our", the "Company" or "Kinross", we mean Kinross Gold Corporation or Kinross Gold Corporation and it subsidiaries, as it may apply. Where we refer to the "industry", we mean the gold mining industry.

1.     Description of the Business

        Kinross Gold Corporation is engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, extraction, processing and reclamation. Kinross' gold production and exploration activities are carried out principally in the United States, Canada, Brazil, Chile and Russia. Gold is produced in the form of doré, which is shipped to refineries for final processing. Kinross also produces and sells a limited quantity of silver.

        The profitability and operating cash flow of Kinross is affected by various factors, including the amount of gold and silver produced, the market prices of gold and silver, operating costs, interest rates, regulatory and environmental compliance, the level of exploration and capital expenditures, general and administrative costs, and other discretionary costs. Kinross is also exposed to fluctuations in foreign currency exchange rates and varying levels of taxation that can impact profitability and cash flow. The Company seeks to manage the risks associated with its business operations, however, many of the factors affecting these risks are beyond the Company's control.

Financial and Operating Highlights

	Three months ended September 30,					Nine months ended September 30,
(in millions, except ounces, per share amounts, gold price and cost of sales per equivalent ounce)	2007	2006	Change	% Change		2007	2006	Change	% Change
Gold equivalent ounces — produced(a)	375,546	365,555	9,991	3%		1,204,723	1,114,301	90,422	8%
Gold equivalent ounces — sold(a)	402,895	359,827	43,068	12%		1,219,611	1,135,152	84,459	7%
Metal sales	$275.8	$223.6	$52.2	23%		$811.6	$674.2	$137.4	20%
Cost of sales(b)	$154.4	$115.6	$38.8	34%		$431.0	$362.5	$68.5	19%
Accretion and reclamation expense	$3.1	$25.8	$(22.7)	(88%	)	$9.1	$31.7	$(22.6)	(71%	)
Depreciation, depletion and amortization	$33.5	$25.0	$8.5	34%		$100.2	$81.2	$19.0	23%
Operating earnings	$73.3	$60.8	$12.5	21%		$203.2	$156.3	$46.9	30%
Net earnings	$39.4	$50.3	$(10.9)	(22%	)	$160.9	$124.8	$36.1	29%
Basic earnings per share	$0.07	$0.14	$(0.07)	(50%	)	$0.30	$0.36	$(0.06)	(17%	)
Diluted earnings per share	$0.07	$0.14	$(0.07)	(50%	)	$0.29	$0.36	$(0.07)	(19%	)
Cash flow from operating activities	$83.7	$85.8	$(2.1)	(2%	)	$268.4	$200.8	$67.6	34%
Average realized gold price per ounce	$686	$621	$65	10%		$667	$593	$74	12%
Cost of sales per equivalent ounce sold	$383	$321	$62	19%		$353	$319	$34	11%

(a)
Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on the ratio of the average spot market prices for the commodities for each period. The ratio for the first nine months of 2007 was 50.80:1, compared with 53.61:1 for the first nine months of 2006, and 53.56:1 for the third quarter of 2007 as compared to 53.12:1 for the third quarter of 2006.
(b)
Cost of sales excludes accretion and reclamation expense, depreciation, depletion and amortization.

2.     Impact of Key Economic Trends

        Kinross' 2006 Annual MD&A contains a discussion of the key economic trends that affect the Company and its financial statements. Included in this MD&A is an update that reflects any significant changes since the preparation of the 2006 Annual MD&A.

Price of gold

        The largest single factor in determining profitability and cash flow from the Company's operations is the price of gold. The average market price of gold during the third quarter of 2007 was $680 per ounce and $666 per ounce for the first nine months of 2007. Prices in the first nine months of 2007 ranged from a low of $608 per ounce to a high of $743 per ounce. These prices compare with an average of $622 per ounce during the third quarter of 2006 and $601 in the first nine months of 2006. The Company realized an average price of $686 per ounce in the third quarter of 2007 and $667 per ounce in the first nine months of 2007. This compares to an average price of $621 per ounce in the third quarter of 2006 and $593 per ounce in the first nine months of 2006.

Foreign currencies

        Kinross has operations in Canada, Brazil, Chile and Russia, where a portion of the operating costs and capital expenditures are denominated in the local currency. In the third quarter and first nine months of 2007, the Canadian dollar, Chilean peso Brazilian real and Russian ruble were all stronger against the U.S. dollar as compared to the third quarter and first nine months of 2006.

Inflationary cost pressures

        Although the pressure of rising development and operating costs with respect to labour and consumables in general has eased slightly, containing industry-wide cost pressures continues to be a key focus of the Company. Energy prices, both in the form of fuel and electricity, can have a significant impact on operations since mining is an energy intensive activity. Increases in the prices of consumables, such as steel, cyanide, concrete and tires, have also impacted earnings. Kinross continues to look for opportunities to mitigate the impact of higher consumable prices by extending the life of capital assets and improving the efficient use of materials and supplies.

3.     Project Updates

Paracatu expansion

        The Paracatu expansion project is on schedule for start-up in mid-2008. Physical construction is approximately 57% complete, with capital committed or spent to date approximately 83% of budget. Steelwork for the crusher and grinding buildings is well advanced with steelwork beginning in the flotation area. All major equipment has been received at site or is on schedule for delivery. Preliminary environmental approval for construction of the 230 kV power line has been received, with final approval anticipated in the fourth quarter.

        Due to the impact of the appreciation of the Brazilian real, actual costs through September 30 have exceeded budget by approximately $16 million. At current exchange rates, costs are expected to increase further by approximately $24 million through project completion. This estimate is net of currency hedges covering approximately 69% of remaining forecast real denominated project costs at an average exchange rate of 2.14 Brazilian reais for US$1. Kinross reduced its exposure to the Brazilian real during the third quarter of 2007 by entering into additional currency hedges.

Kupol project

        Kupol remains on track to begin operations in mid-2008. Progress continues on target with physical construction approximately 78% complete. Capital committed or spent to date is approximately 85% of budget. All major equipment has been installed, piping and electrical work is in progress, and leach tank installation is well advanced. Both underground and open pit development are progressing well, and some 230,000 tonnes of ore have been stockpiled.

        The Company continues to advance the long-term lease process with the Russian authorities. During October, a representative of the Chukotka Territorial office was appointed by Rosimushestvo, the federal land management agency responsible for administering federal lands on behalf of the Russian Federation, and the office was registered with the

Chukotka state authorities. Senior management has been working closely with the Chukotka Territorial office on the terms and conditions of the long-term lease. Once all terms are finalised and approved by Rosimushestvo and its Chukotka Territorial Office, the reclassified Kupol project lands are expected to be registered in the appropriate state register. The long-term lease is expected to be executed concurrently with the completion of the registration process. After execution, the long-term lease becomes effective when it is registered with the local office of the Federal Registration Service.

Kettle River — Buckhorn project

        The Buckhorn project is on schedule for start-up in the second half of 2008. Physical construction at the Buckhorn site is approximately 59% complete and 58% of capital has been committed or spent. Work is well advanced on upgrading the Kettle River processing facilities, and construction of the assay lab has been completed. The upper and lower portals and Gold Bowl portal have been completed. Approximately 98% of the site earthworks have been completed and overhead power line construction is complete to the start of the new access road. Construction of buildings and support facilities are in progress. Haul road construction is nearly complete on private and state lands, which account for one quarter of the road.

        Kinross recently received its 401 Water Quality Certification, NPDES Permit, and approval of its Plan of Operations and now has all permits and authorizations necessary to complete development and initiate commercial mining operations at Buckhorn. In September of 2007, the Federal District Court for the Eastern District of Washington denied a project opponent's request for an injunction. Project opponents have appealed some of the project's permits and authorizations and may bring additional appeals. Although it would be premature to predict the outcome, the Company believes that the appeals of permits and authorizations are defensible and will vigorously oppose them. It is anticipated that the project will come into production in the second half of 2008.

Exploration

        Kinross was active on more than 25 exploration projects with 94,852 metres drilled in the third quarter of 2007. Forecast exploration and corporate development expenditures for the year are $48 million, with approximately 43% of expenditures on greenfields activities and the balance on minesite-related activities. Going forward, Kinross' proportion of greenfields exploration activity will increase in line with the company's strategic growth plans. Total forecast exploration and business development expenditures for 2007 include an additional $7 million for technical services.

        Exploration highlights for the quarter were as follows:

  •
  Fort Knox: Definition drilling continued on the proposed Phase 7 pit expansion, with 3,720 metres drilled at the western margin of the deposit.

  •
  Round Mountain: In July 2006, Kinross initiated development of a decline at the base of the Round Mountain open pit and a program of 12,700 metres of underground drilling and sampling. The program was completed in August 2007. Subsequent evaluation of these results indicates that the economics of the project are insufficient to warrant development as a stand-alone underground mine. The underground project has been terminated in favour of potential future extraction from an expanded Round Mountain open pit. Exploration efforts have been redirected to other targets within the Round Mountain property.

  •
  La Coipa: Five diamond core holes were drilled in the deep gold-copper sulfide zone at Ladera Farellon with samples sent to SGS Lakefield for metallurgical test-work. Core drilling (5,500 metres) was completed at Breccia Norte to evaluate the potential of additional oxide resources adjacent to the pit.

  •
  Buckhorn: A 7,500-metre drill program within and near-field to the Buckhorn mine area was initiated in the third quarter. This is the first regional exploration activity since the discovery of the Buckhorn deposit in 1988. The identified drill targets are skarns and structural replacement zones with similar geologic characteristics to the existing Buckhorn deposits.

  •
  Kupol: A modest level of reserve definition and exploration drilling continued at Kupol with 2,500 metres drilled during the third quarter of 2007. The focus of this activity is on resource conversion within the 650 Zone. At Kinross' 37.5% owned Kupol East and West Projects, work by the operator, B2Gold, this season has included geological mapping, geochemical sampling, trenching and approximately 5,500 meters of core drilling across a number of targets. Compilation and assays are pending.

  •
  Cerro Casale: Kinross, as general manager of the project, has completed seven of twelve planned metallurgical drill holes at Cerro Casale. Drilling is expected to be completed in the fourth quarter and the project owners are expecting to receive metallurgical test results in the second quarter of 2008.

4.     Outlook

        The Company expects 2007 annual production to meet a revised forecast of 1.6 million ounces versus the previous forecast of 1.65 million ounces with 1.2 million gold equivalent ounces produced in the first nine months of 2007. Under the previously announced forecast, production is expected to grow to approximately 2.1 to 2.2 million gold equivalent ounces in 2008 and 2.6 to 2.7 million gold equivalent ounces in 2009. The Company will adjust its production forecast for 2008 and 2009 following completion of the Asset Purchase and Sale Agreement with Goldcorp. This transaction is expected to result in a reduction in gold equivalent production of approximately 100,000 to 120,000 ounces annually.

        Projects currently underway are the Kettle River — Buckhorn and Kupol projects and the Paracatu expansion. Total capital expenditures in 2007 are expected to be approximately $660 million.

        General and administrative expense is expected to be approximately $60 million and exploration and business development is expected to be approximately $55 million in 2007. The Company anticipates that reclamation spending will be approximately $29 million.

        It is expected that the Company's existing cash balances, cash flow from operations and existing credit facilities will be sufficient to fund the exploration, capital and reclamation programs in 2007.

5.     Developments

Asset Purchase and Sale Agreement

        On September 25, 2007, the Company entered into a purchase and sale agreement with Goldcorp Inc. ("Goldcorp"), whereby the Company will sell its approximate 31.9% interest in the Musselwhite Joint Venture and its 49.0% interest in the Porcupine Joint Venture to Goldcorp. In exchange for these assets, the Company will acquire Goldcorp's 50.0% interest in Compañia Minera Mantos de Oro ("MDO"), thereby giving the Company a 100% interest in MDO which owns and operates the La Coipa mine in northern Chile. The Company will also receive a $200.0 million cash payment. The agreement is expected to close before December 31, 2007.

        As a result of this transaction, the Company's interest in the Porcupine Joint Venture and the Musselwhite Joint Venture at September 30, 2007 has been classified as assets held for sale. Subsequent to closing Kinross expects to approximately double its production from the La Coipa mine.

Ixhuatan Project Option Agreement

        On September 6, 2007, the Company signed a Letter of Intent, and on October 22, 2007, the Company signed a definitive option agreement (the "Option Agreement") with a wholly owned subsidiary of Linear Gold Corp. ("Linear") to earn up to a 70% interest in Linear's Ixhuatan Project, located in Chiapas, Mexico (the "Project"). A $1.0 million transaction fee was paid to Linear upon execution of the Option Agreement. Under the terms of the Option Agreement, the Company will fund $15.0 million of exploration expenditures within a 24-month period, which commenced on October 26, 2007. The Company can earn an initial 60% interest in the Project by making a further cash payment to Linear of $45.0 million, at which time a 60:40 joint venture will be formed to further develop the Project with the Company as the operator. The Company can then increase its interest in the Project to 70% by making an additional payment to Linear of $55.0 million within 90 days of Kinross' board of directors approving the construction and development of a mine based on a NI 43-101 compliant feasibility study. If such a production decision is made by the Company's board of directors, and the Proven and Probable Gold Reserves and Gold Equivalent Ounce Silver Reserves of the Project as referenced in the feasibility study are greater than 2.0 million ounces, the Company will pay an additional fee of up to $15 million to Linear.

Acquisition of Bema Gold Corporation

        The acquisition by Kinross of 100% of the outstanding shares of Bema Gold Corporation ("Bema") was completed on February 27, 2007 and consolidated results of operations include the results of these acquired operations commencing on that date.

        As a result of the acquisition, Kinross acquired the other 50% interest in Compañia Minera Maricunga ("CMM"), the owner of the Maricunga mine (formerly referred to as Refugio) that it did not already own. Kinross acquired Bema's 75% interest in the Closed Joint Stock Company, Chukotka Mining and Geological Company ("CMGC") which is developing the Kupol gold-silver project, as well as the 90% interest in the Julietta mine, both of which are located in the Russian Federation. Also included in the acquisition is a 49% interest in Compañia Minera Casale, the owner of the Cerro Casale gold-copper deposit in Chile. The acquisition of Bema allows Kinross to maintain a significant presence in the Russian Federation with Kupol and Julietta, now that the Kubaka mine has ceased mining operations, and to consolidate ownership of the Maricunga mine.

        Total consideration for Bema was $2.9 billion, consisting primarily of shares issued by Kinross, as acquirer. The acquisition is accounted for as a purchase business acquisition. The value of the shares issued is based on the five day weighted average closing price on the New York Stock Exchange, two days prior, the day of and two days after the day of announcement of the acquisition, November 6, 2006.

Kinross shares issued	$2,642.1
Cash	4.2
Acquisition costs	38.4
Fair value of options and warrants issued	179.8
Fair value of equity component of convertible debt	23.7

$2,888.2

        The Company has allocated the purchase price on a preliminary basis, based on management's estimates and the best available information at the time these financial statements were prepared. Over the next several months, the Company will finalize the allocation of the purchase price based on independent appraisals, discounted cash flows, quoted market prices and management estimates.

Total current assets	$127.5
Property, plant and equipment (including mineral interests)	1,773.4
Other long-term assets	160.1
Total liabilities	(870.2)
Goodwill	1,697.4

Total purchase price	$2,888.2

        Although the final results of the allocation are unknown at this time, it is anticipated that the allocation may result in a change to the values attributable to tangible assets, property, plant and equipment, including mineral interests, and goodwill.

Disposition of Lupin Mine

        On February 28, 2007, the Company and Wolfden Resources Inc. ("Wolfden") finalized the agreement of June 19, 2006 whereby Kinross agreed to sell the Lupin mine in the Territory of Nunavut to Wolfden in exchange for Wolfden assuming certain of the mine's liabilities. Under the terms of this agreement, Wolfden owns the mine and the related property and Kinross retired the letters of credit and promissory notes related to reclamation obligations at Lupin. Kinross has also agreed to pay up to CDN $1.0 million for reclamation and closing of the tailings facility if the mill is restarted, and up to CDN $4.0 million if the mill is not restarted, provided the work is performed by the end of 2008. Kinross has provided a CDN $3.0 million standby letter of credit to Wolfden in support of this obligation. The Company also agreed to reimburse Wolfden for CDN $1.7 million of fuel costs in 2007. The agreement also provides that Kinross is to be paid a 1% royalty on future production if the price of gold exceeds $500 per ounce. The disposition resulted in a gain on sale of $6.5 million.

Disposition of Haile Mine Assets

        On August 15, 2007 Kinross signed a definitive agreement to sell the assets of its wholly-owned subsidiary, Haile Mining Company Inc., to Romarco Minerals Inc. ("Romarco") and on October 16, 2007 the transaction closed. Romarco purchased the Haile mine assets and assumed various liabilities of the Haile mine (including, among others, all environmental, mine closure, rehabilitation and reclamation liabilities and obligations). Kinross received 5,000,000 common shares in Romarco and an agreement to pay a royalty ("Royalty Agreement") based on the proven and probable gold reserves identified in the most current NI 43-101 compliant technical report prepared within 2 years of closing. Under the terms of the Royalty Agreement Kinross will receive $3 per ounce for proven and probable gold reserves identified in such technical report in excess of 1.0 million ounces. The Company will receive an additional $5 per ounce for proven and probable gold reserves identified in such technical report in excess of 3.0 million to a maximum of 5.0 million ounces.

Disposition of Kubaka

        On October 26, 2007 the Company announced that its wholly-owned subsidiary, Kinam Magadan Gold Corporation ("Kinam Magadan"), has entered into a Memorandum of Understanding with OAO Polymetal ("Polymetal") under which Polymetal has agreed to purchase all of the shares held by Kinam Magadan in OAO Omolon Gold Mining Company ("Omolon") (representing approximately a 98.1% interest) for a purchase price of $15.0 million, plus a variable royalty on future production from the Kubaka gold mine properties, subject to certain terms and conditions.

        Omolon's assets include the Kubaka gold mine and related mining licenses, located in the Magadan Region in the Far East of the Russian Federation. The Kubaka gold mine began commercial production in 1997 and ceased mining operations in 2005.

6.     Consolidated Results of Operations

Operating Highlights

	Three months ended September 30,					Nine months ended September 30,
(in millions, except ounces and per share amounts)	2007	2006	Change	% Change		2007	2006	Change	% Change
Gold equivalent ounces — produced(a)	375,546	365,555	9,991	3%		1,204,723	1,114,301	90,422	8%
Gold equivalent ounces — sold(a)	402,895	359,827	43,068	12%		1,219,611	1,135,152	84,459	7%
Metal sales	$275.8	$223.6	$52.2	23%		$811.6	$674.2	$137.4	20%
Cost of sales(b)	$154.4	$115.6	$38.8	34%		$431.0	$362.5	$68.5	19%
Accretion and reclamation expense	$3.1	$25.8	$(22.7)	(88%	)	$9.1	$31.7	$(22.6)	(71%	)
Depreciation, depletion and amortization	$33.5	$25.0	$8.5	34%		$100.2	$81.2	$19.0	23%
Operating earnings	$73.3	$60.8	$12.5	21%		$203.2	$156.3	$46.9	30%
Net earnings	$39.4	$50.3	$(10.9)	(22%	)	$160.9	$124.8	$36.1	29%

(a)
Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on the ratio of the average spot market prices for the commodities for each period. The ratio for the first nine months of 2007 was 50.80:1, compared with 53.61:1 for the first nine months of 2006, and 53.56:1 for the third quarter of 2007 as compared to 53.12:1 for the third quarter of 2006.
(b)
Cost of sales excludes accretion and reclamation expense, depreciation, depletion and amortization.

Third quarter 2007 vs. third quarter 2006

  •
  Gold equivalent ounces produced in the third quarter of 2007 when compared to the same period of 2006 increased by 3% to 375,546 ounces. Additional production attributed to Kinross with the acquisition of the interests in Maricunga and Julietta that were acquired from Bema in February 2007, and increases from Fort Knox, Paracatu, Musselwhite and La Coipa, were partially offset by declines in production at Round Mountain, Porcupine Joint Venture and Crixás. An additional 41,111 gold equivalent ounces are included in production for the three months ended September 30, 2007 due to the addition of the Julietta mine and the additional interest in the Maricunga mine that were acquired from Bema in February 2007.

  •
  During the third quarter of 2007, gold equivalent sales increased to 402,895 ounces from 359,827 ounces in the same period in 2006 reflecting an increase in gold equivalent ounces produced and the sale of gold equivalent ounces from inventory.

  •
  Metal sales increased 23% due to a 10% increase in the average realized gold price in the third quarter of 2007 as compared to the third quarter of 2006, plus the increase in ounces sold during the period.

  •
  Operating earnings increased in the third quarter of 2007 as compared to the third quarter of 2006, reflecting improved metal sales and decreased accretion and reclamation expense partially offset by higher operating costs. Accretion and reclamation expenses were lower in the current quarter of 2007 due to an increase in the fair value estimate of the reclamation liabilities of the DeLamar site in the third quarter of 2006, which required a charge of $22.8 million. Cost of sales were higher in all operating segments in the third quarter of 2007 as compared to the third quarter of 2006 except Paracatu and La Coipa due to inflationary pressures. Quarterly operating earnings were negatively affected in the third quarter of 2007 by higher depreciation, depletion and amortization from the Company's operations in Fort Knox, Paracatu and La Coipa as well as Julietta and the additional interest in Maricunga as a result of the Bema acquisition.

First nine months 2007 vs. first nine months 2006

  •
  Gold equivalent ounces produced in the first nine months of 2007 when compared to the same period in 2006 increased by 8% to 1,204,723 ounces. Increases recorded at Fort Knox, La Coipa, Musselwhite, Maricunga and Julietta were partially offset by declines in production at Round Mountain, the Porcupine Joint Venture, Paracatu and Crixás. There were an additional 109,734 gold equivalent ounces included in production for the seven month period ended September 30, 2007 due to the addition of the Julietta mine and the additional interest in the Maricunga mine that were acquired from Bema in February 2007.

  •
  During the first nine months of 2007, gold equivalent sales increased to 1,219,611 ounces from 1,135,152 ounces in the same period in 2006 reflecting the addition of sales from Julietta and Maricunga resulting from Kinross' purchase of Bema in February 2007 and additional sales from Fort Knox, La Coipa, Crixás and Musselwhite offset by lower sales from Round Mountain, Porcupine Joint Venture and Paracatu.

  •
  Metal sales increased due to an increase in ounces sold and a 12% increase in the average realized gold price in the first nine months of 2007 as compared to the first nine months of 2006.

  •
  Operating earnings improved in the first nine months of 2007 as compared to the first nine months of 2006, reflecting an increase in gold equivalent ounces sold, higher average realized gold price and decreased accretion and reclamation expense. The increase in operating earnings in the first nine months of 2007 was partially offset by increases in costs of sales, other operating costs, exploration and business development and general and administrative expenses compared to the first nine months of 2006. Accretion and reclamation expenses were lower in the current nine month period because in the firsts nine months of 2006 there was an increase in the fair value estimate of the reclamation liabilities of the DeLamar site, which resulted in an additional charge of $22.8 million. Cost of sales was affected by the realization of $10.3 million pre-tax costs related to the inventory revaluation at Maricunga and Julietta, as a result of the Bema acquisition. The increase in depreciation expense for the nine months ending September 30, 2007 as compared to the same period in 2006 reflects the additional capital cost of the Bema acquisition and an increase in the number of ounces sold.

Operating Earnings by Segment

	Three months ended September 30,					Nine months ended September 30,
(in millions)	2007	2006	Change	% Change(f)		2007	2006	Change	% Change(f)
Fort Knox	$23.3	$23.7	$(0.4)	(2%	)	$60.2	$65.4	$(5.2)	(8%	)
Round Mountain	23.1	25.3	(2.2)	(9%	)	78.5	70.9	7.6	11%
Porcupine Joint Venture(d)	0.6	6.1	(5.5)	(90%	)	8.5	12.1	(3.6)	(30%	)
Paracatu	9.7	8.8	0.9	10%		24.4	22.8	1.6	7%
La Coipa	13.3	0.9	12.4	1378%		45.3	11.4	33.9	297%
Crixás	6.2	6.4	(0.2)	(3%	)	21.2	19.7	1.5	8%
Musselwhite(d)	1.4	(0.1)	1.5	nm		1.6	(0.2)	1.8	nm
Maricunga(a)	6.7	4.6	2.1	46%		24.4	14.5	9.9	68%
Kettle River	(2.0)	(1.0)	(1.0)	(100%	)	(5.8)	(3.0)	(2.8)	(93%	)
Julietta(b)	(3.7)	—	(3.7)	nm		(6.8)	—	(6.8)	nm
Other operations(c)	(2.5)	(8.6)	6.1	71%		(7.4)	(13.8)	6.4	46%
Corporate(e)	(2.8)	(5.3)	2.5	47%		(40.9)	(43.5)	2.6	6%

Total	$73.3	$60.8	$12.5	21%		$203.2	$156.3	$46.9	30%

(a)
Includes results of operations from the 50% of the Maricunga mine acquired from Bema on February 27, 2007.
(b)
Includes results of operations from the Julietta mine acquired from Bema on February 27, 2007.
(c)
Other operations include Kubaka.
(d)
Classified as long-lived asset held for sale as of September 25, 2007.
(e)
Corporate includes operating costs which are not directly related to individual mining properties such as general and administrative expenditures, gains on disposal of assets and investments and other operating costs.
(f)
"nm" refers to not meaningful.

Mining Operations

Fort Knox (100% ownership and operator) — USA

	Three months ended September 30,					Nine months ended September 30,
	2007	2006	Change	% Change		2007	2006	Change	% Change
Operating Statistics
Tonnes ore mined (000's)	5,928	2,894	3,034	105%		14,732	10,665	4,067	38%
Tonnes processed (000's)	3,106	3,507	(401)	(11%	)	9,410	10,113	(703)	(7%	)
Grade (grams/tonne)	0.90	0.76	0.14	18%		0.99	0.85	0.14	16%
Recovery	86.5%	86.8%	(0.3% )	(0%	)	87.0%	85.8%	1.2%	1%
Gold equivalent ounces:
Produced	85,755	81,348	4,407	5%		262,399	260,462	1,937	1%
Sold	92,764	86,519	6,245	7%		261,985	264,435	(2,450)	(1%	)
Financial Data (in millions)
Metal sales	$64.1	$54.0	$10.1	19%		$175.3	$160.3	$15.0	9%
Cost of sales(a)	31.4	24.3	7.1	29%		86.1	75.3	10.8	14%
Accretion and reclamation expense	0.3	0.4	(0.1)	(25%	)	0.8	1.0	(0.2)	(20%	)
Depreciation, depletion and amortization	8.0	5.1	2.9	57%		25.4	17.7	7.7	44%

	24.4	24.2	0.2	1%		63.0	66.3	(3.3)	(5%	)
Exploration	0.7	0.4	0.3	75%		2.2	0.6	1.6	267%
Other	0.4	0.1	0.3	300%		0.6	0.3	0.3	100%

Segment Earnings	$23.3	$23.7	$(0.4)	(2%	)	$60.2	$65.4	$(5.2)	(8%	)

(a)
Cost of sales excludes accretion and reclamation expense, depreciation, depletion and amortization.

Third quarter 2007 vs. third quarter 2006

  •
  Gold equivalent production in the third quarter of 2007 at Fort Knox increased 5% due to a higher grade, offset by lower plant throughput which was caused by an increase in the hardness of ore processed as compared to the third quarter of 2006. Tonnes of ore mined in the third quarter of 2007 increased 105% to 5.9 million tonnes compared to the third quarter of 2006. Due to reduced throughput 3.1 million tonnes of ore was processed in the third quarter of 2007 compared to 3.5 million tonnes in the same period in 2006. The additional ore mined of 2.8 million tonnes has been stockpiled for future production.

  •
  Revenues from metal sales in the third quarter of 2007 as compared to the same period in 2006 increased by 19% due to higher realized gold prices as well as higher sales of gold equivalent ounces. Sales of gold equivalent ounces increased by 7% to 92,764 in the current three month period compared to 2006.

  •
  Cost of sales in the third quarter of 2007 compared to the third quarter of 2006 was negatively impacted by increases in revenue-based royalties and higher consumable costs, in particular for fuel and power.

  •
  The increase in depreciation expense in the third quarter of 2007 as compared to the same period in 2006 reflects Phase VI of the mine expansion coming into production in late 2006.

  •
  Exploration expense increased in the third quarter of 2007 compared to the third quarter of 2006 due to drilling in preparation for Phase VII expansion.

First nine months 2007 vs. first nine months 2006

  •
  Gold equivalent production in the first nine months of 2007 compared to the first nine months of 2006 increased 1% due to an increase in ore grade and an increase in the recovery rates. This was partially offset by a decrease in throughput caused by an increase in the hardness of ore processed. Tonnes of ore mined in the first nine months of 2007 was up 38% to 14.7 million tonnes compared to the same period in 2006, but only 9.4 million tonnes of ore was processed due to the reduced throughput. The excess ore mined of 5.3 million tonnes has been stockpiled.

  •
  Revenues from metal sales improved by 9% as the Company realized an increase in gold prices in the first nine months of 2007 compared to the same period in 2006. This was partially offset by a 1% decrease in the number of gold equivalent ounces sold in the first nine months of 2007 as compared to the same period in 2006.

  •
  Cost of sales was negatively impacted in the first nine months of 2007 compared to the same period in 2006 by increases in revenue-based royalties and higher consumable costs, in particular for fuel, power and grinding media.

  •
  The increase in depreciation expense in the first nine months of 2007 as compared to the same period in 2006 reflects Phase VI of the mine expansion coming into production in late 2006, offset by a 1% decrease in the number of ounces sold.

  •
  Exploration expense in the first nine months of 2007 compared to the same period in 2006 increased due to drilling in preparation for Phase VII expansion.

Round Mountain (50% ownership and operator; Barrick 50%) — USA

	Three months ended September 30,					Nine months ended September 30,
	2007	2006	Change	% Change		2007	2006	Change	% Change
Operating Statistics(b)
Tonnes ore mined (000's)(a)	6,059	4,688	1,371	29%		18,101	15,816	2,285	14%
Tonnes processed (000's)(a)	8,582	8,550	32	0%		27,089	32,751	(5,662)	(17%	)
Grade (grams/tonne)	0.50	0.79	(0.29)	(37%	)	0.50	0.69	(0.19)	(28%	)
Gold equivalent ounces:
Produced	73,270	85,975	(12,705)	(15%	)	239,903	259,535	(19,632)	(8%	)
Sold	72,794	87,377	(14,583)	(17%	)	237,583	267,999	(30,416)	(11%	)
Financial Data (in millions)
Metal sales	$50.2	$54.7	$(4.5)	(8%	)	$158.6	$161.7	$(3.1)	(2%	)
Cost of sales(c)	24.9	25.2	(0.3)	(1%	)	72.8	76.2	(3.4)	(4%	)
Accretion and reclamation expense	0.4	0.4	—	0%		1.1	1.2	(0.1)	(8%	)
Depreciation, depletion and amortization	1.6	2.2	(0.6)	(27%	)	4.9	9.9	(5.0)	(51%	)

	23.3	26.9	(3.6)	(13%	)	79.8	74.4	5.4	7%
Exploration	0.2	1.6	(1.4)	(88%	)	1.3	3.5	(2.2)	(63%	)

Segment earnings	$23.1	$25.3	$(2.2)	(9%	)	$78.5	$70.9	$7.6	11%

(a)
Tonnes of ore mined/processed represents 100% of mine production.
(b)
Due to the nature of heap leach operations, recovery rates cannot be accurately measured.
(c)
Cost of sales excludes accretion and reclamation expense, depreciation, depletion and amortization.

Third quarter 2007 vs. third quarter 2006

  •
  Gold equivalent production declined by 15% during the third quarter of 2007 as compared to the third quarter of 2006 due to a lower grade of ore processed at the mill and on the leach pad, however throughput was constant. The lower grade encountered was consistent with plan.

  •
  Revenue from metal sales decreased by 8% in the third quarter of 2007 compared to the same period in 2006. This was due to a lower number of ounces sold which was partially offset by a higher realized gold price.

  •
  Cost of sales decreased 1% in the third quarter of 2007 when compared to the third quarter of 2006 as a result of fewer ounces sold offset by higher production costs per tonne. The higher production costs per tonne were caused by higher fuel costs, higher revenue-based royalties, increased cyanide costs and lubricant price increases. The increases were partially offset by lower costs for electricity and health care.

  •
  The 27% decrease in depreciation in the third quarter of 2007 is due to lower production and higher reserve values which forms the basis for the depreciation charge compared to the same period in 2006.

  •
  Exploration and development was 88% lower during the third quarter of 2007 as compared to the comparable period in 2006 due to expenditures on the underground decline project during 2006. Exploration expenditures on the underground decline project were completed in 2006.

First nine months 2007 vs. first nine months 2006

  •
  Gold equivalent production was lower by 8% during the first nine months of 2007 due to fewer tonnes processed and a lower grade of ore. Throughput was down 17% in the first nine months of 2007 as compared to the same period in 2006 as a result of depleting stockpiles, thereby delivering fewer tonnes to the dedicated pad, partially offset by pre-crushing of sulphide ore which increased mill production rates. The lower grade was consistent with plan.

  •
  The decrease in metal sales revenue of 2% in the first nine months of 2007 compared to the same period in 2006 was due to lower number of ounces sold, which was partially offset by a higher realized gold price.

  •
  Cost of sales decreased 4% in the first nine months of 2007 when compared to the first nine months of 2006 due to lower ounces sold offset by higher production costs per tonne. The higher production costs per tonne were caused by higher wages, higher revenue-based royalties, increased consumption of cyanide and diesel, and lubricant price increases. The increases were partially offset by lower costs for electricity and health care.

  •
  The 51% decrease in depreciation in the third quarter of 2007 is due to lower production and higher reserve values, which forms the basis for the depreciation charge.

  •
  Exploration and development was 63% lower during the first nine months of 2007 as compared to the same period in 2006 due to the commencement of the underground decline project during 2006. Exploration expenditures on the underground decline project were completed in 2006.

Porcupine Joint Venture (49% ownership; Goldcorp 51% and operator) — Canada(d)

						Nine months ended September 30,
	Three months ended September 30,
									% Change
	2007	2006	Change	% Change(c)		2007	2006	Change
Operating Statistics
Tonnes ore mined (000's)(a)	5,714	4,487	1,227	27%		15,356	15,876	(520)	(3%	)
Tonnes processed (000's)(a)	951	1,055	(104)	(10%	)	2,873	3,140	(267)	(9%	)
Grade (grams/tonne)	2.44	2.71	(0.27)	(10%	)	2.55	2.49	0.06	2%
Recovery	94.5%	94.3%	0.2%	0%		94.7%	91.8%	2.9%	3%
Gold equivalent ounces:
Produced	35,460	42,869	(7,409)	(17%	)	110,782	112,714	(1,932)	(2%	)
Sold	35,579	40,494	(4,915)	(12%	)	110,590	115,946	(5,356)	(5%	)
Financial Data (in millions)
Metal sales	$24.0	$25.0	$(1.0)	(4%	)	$73.6	$69.6	$4.0	6%
Cost of sales(b)	18.7	14.0	4.7	34%		51.2	44.0	7.2	16%
Accretion and reclamation expense	0.4	0.5	(0.1)	(20%	)	1.3	1.4	(0.1)	(7%	)
Depreciation, depletion and amortization	3.0	3.0	—	0%		8.3	8.4	(0.1)	(1%	)

	1.9	7.5	(5.6)	(75%	)	12.8	15.8	(3.0)	(19%	)
Exploration	1.3	1.4	(0.1)	(7%	)	4.2	3.4	0.8	24%
Other	—	—	—	nm		0.1	0.3	(0.2)	(67%	)

Segment earnings (loss)	$0.6	$6.1	$(5.5)	(90%	)	$8.5	$12.1	$(3.6)	(30%	)

(a)
Tonnes of ore mined/processed represents 100% of mine production.
(b)
Cost of sales excludes accretion and reclamation expense, depreciation, depletion and amortization.
(c)
"nm" refers to not meaningful.
(d)
Porcupine Joint Venture has been classified as an asset held for sale as an agreement has been reached to dispose of Kinross' interest in the Porcupine Joint Venture to Goldcorp Inc. See also note 3(i) of the consolidated financial statements.

Third quarter 2007 vs. third quarter 2006

  •
  Gold equivalent production was lower by 17% during the third quarter of 2007 as compared to the third quarter of 2006 due to lower mill throughput and lower grade. Mill throughput was down in the third quarter of 2007 due to a planned multi-week shutdown of one circuit for repairs. Grade for the third quarter of 2007 was down slightly due to increased longhole dilution and sequencing from the underground operations and lower grade realized from the Pamour open pit.

  •
  The total quantity of gold equivalent ounces sold decreased 12% but with a higher realized gold price in the third quarter of 2007 over the same period in 2006, sales revenue decreased by 4%.

  •
  Cost of sales were higher by 34% in the third quarter of 2007 compared to the same period in 2006. This was caused by the strengthening of the Canadian dollar as compared to the US dollar, increased maintenance costs and higher cost of consumables.

  •
  Accretion and reclamation, depreciation, depletion and amortization expenses are relatively unchanged from the third quarter in 2006 to the same period in 2007.

First nine months 2007 vs. first nine months 2006

  •
  Gold equivalent production was lower by 2% during the first nine months of 2007 as compared to the first nine months of 2006 due to lower mill throughput offset by higher grade and higher gold recovery. Mill throughput was lower due to contaminated stockpile material resulting in unplanned maintenance and reduced equipment availability, longer hauls and poor road conditions due to the spring thaw, and a planned multi-week shutdown. Grade and recoveries for the first nine months in 2007 were higher in the Pamour open pit and underground operations at Hoyle Pond and Dome compared to the nine month period ending 2006.

  •
  The total quantity of gold equivalent ounces sold in the first nine months of 2007 decreased 5% as compared to the first nine months of 2006. However, due to a higher realized gold price in 2007 as compared to the same period in 2006, sales revenue increased 6%.

  •
  Cost of sales increased 16% in the first nine months of 2007 compared to the same period in 2006 due to planned and unplanned maintenance, reduced production and increased consumable prices.

  •
  Accretion and reclamation, depreciation, depletion and amortization expenses are relatively unchanged from the first nine months of 2006 as compared to the same period in 2007.

Paracatu (100% ownership and operator) — Brazil

	Three months ended September 30,
						Nine months ended September 30,
				% Change
	2007	2006	Change			2007	2006	Change	% Change
Operating Statistics
Tonnes ore mined (000's)	5,406	4,549	857	19%		15,026	12,615	2,411	19%
Tonnes processed (000's)	5,119	4,408	711	16%		14,302	13,019	1,283	10%
Grade (grams/tonne)	0.40	0.41	(0.01)	(2%	)	0.37	0.40	(0.03)	(8%	)
Recovery	73.9%	75.1%	(1.2% )	(2%	)	75.0%	77.0%	(2.0% )	(3%	)
Gold equivalent ounces:
Produced	45,646	43,649	1,997	5%		127,561	131,014	(3,453)	(3%	)
Sold	46,742	45,047	1,695	4%		129,152	134,794	(5,642)	(4%	)
Financial Data (in millions)
Metal sales	$31.5	$28.0	$3.5	13%		$85.7	$80.2	$5.5	7%
Cost of sales(a)	17.1	16.8	0.3	2%		47.2	46.5	0.7	2%
Accretion and reclamation expense	0.1	0.2	(0.1)	(50%	)	0.5	0.6	(0.1)	(17%	)
Depreciation, depletion and amortization	3.4	3.2	0.2	6%		9.7	9.4	0.3	3%

	10.9	7.8	3.1	40%		28.3	23.7	4.6	19%
Exploration	0.4	0.3	0.1	33%		1.0	0.8	0.2	25%
Other	0.8	(1.3)	2.1	162%		2.9	0.1	2.8	2800%

Segment earnings	$9.7	$8.8	$0.9	10%		$24.4	$22.8	$1.6	7%

(a)
Cost of sales excludes accretion and reclamation expense, depreciation, depletion and amortization.

Third quarter 2007 vs. third quarter 2006

  •
  Gold equivalent ounces produced increased during the third quarter of 2007 by 5% over the corresponding quarter in 2006. This increase occurred due to increased mill throughput offset by lower grade ore and a lower recovery rate. Mill throughput was higher during 2007 due to relatively softer ore. Recoveries were lower during 2007 as the increased plant feed reduced the floatation recovery.

  •
  Revenues from metal sales increased in the third quarter of 2007 by 13% as compared to the corresponding quarter in 2006, due to an increase in the number of ounces sold and higher gold prices.

  •
  Cost of sales increased 2% quarter-over-quarter from 2006 to 2007 as a result of increased production which was offset by lower unit costs. Unit costs were lower due to processing softer ore and robust cost controls. This was partially offset by the appreciation in the Brazilian real against the United States dollar and increases in consumables costs.

  •
  Depreciation, depletion and amortization increased 6% primarily due to a higher number of gold equivalent ounces sold during the third quarter of 2007 as compared to the third quarter of 2006.

  •
  Other expenditures increased $2.1 million during the third quarter of 2007 due to a change in contingencies as compared to the third quarter of 2006.

First nine months 2007 vs. first nine months 2006

  •
  Gold equivalent ounces produced decreased during the first nine months of 2007 by 3% over the corresponding period in 2006. This decrease occurred, although the number of tonnes processed increased, as a result of mining lower grade ore combined with a lower recovery rate in 2007. The increase in the tonnes processed was due to mining softer ore in the first nine months of 2007 as compared to the first nine months of 2006.

  •
  The reduction in the number of ounces sold of 4%, and an increase in the price of gold in the first nine months of 2007 when compared to the same period in 2006, netted an overall increase in revenue of 7%.

  •
  The increase in cost of sales by 2% in the first nine months of 2007 as compared to the first nine months of 2006, was due to the appreciation of the Brazilian real against the United States dollar and increases in consumables costs, partially offset by lower costs due to processing the softer ore.

  •
  Depreciation, depletion and amortization increased 3% in the first nine months of 2007 as compared to the first nine months of 2006 due to the addition to mobile equipment.

  •
  Other expenditures increased $2.8 million during the first nine months of 2007 due to a change in contingencies as compared to the first nine months of 2006.

La Coipa (50% ownership; Goldcorp 50% and operator) — Chile(d)

						Nine months ended September 30,
	Three months ended September 30,
									% Change
	2007	2006	Change	% Change		2007	2006	Change
Operating Statistics
Tonnes ore mined (000's)(a)	1,056	752	304	40%		3,705	2,307	1,398	61%
Tonnes processed (000's)(a)	829	1,278	(449)	(35%	)	2,417	4,332	(1,915)	(44%	)
Grade (grams/tonne)
Gold	1.13	0.76	0.37	49%		1.09	0.94	0.15	16%
Silver	119.85	73.99	45.86	62%		211.30	61.59	149.71	243%
Recovery
Gold	79.8%	77.9%	1.9%	2%		71.5%	81.4%	(9.9% )	(12%	)
Silver	67.1%	58.0%	9.1%	16%		70.9%	57.5%	13.4%	23%
Gold equivalent ounces(c):
Produced	29,428	28,233	1,195	4%		147,943	99,379	48,564	49%
Sold	44,157	23,209	20,948	90%		150,024	96,641	53,383	55%
Silver ounces produced (000's)	976.6	854.2	122.4	14%		5,915.5	2,438.5	3,477	143%
Silver ounces sold (000's)	1,659.8	654.9	1,004.9	153%		6,214.5	2,168.1	4,046	187%
Financial Data (in millions)
Metal sales	$30.1	$14.5	$15.6	108%		$99.9	$58.1	$41.8	72%
Cost of sales(b)	12.1	9.2	2.9	32%		36.9	31.3	5.6	18%
Accretion and reclamation expense	0.3	0.2	0.1	50%		0.8	0.7	0.1	14%
Depreciation, depletion and amortization	3.5	3.4	0.1	3%		14.6	12.4	2.2	18%

	14.2	1.7	12.5	735%		47.6	13.7	33.9	247%
Exploration	0.7	0.5	0.2	40%		2.0	1.4	0.6	43%
Other	0.2	0.3	(0.1)	(33%	)	0.3	0.9	(0.6)	(67%	)

Segment earnings	$13.3	$0.9	$12.4	1378%		$45.3	$11.4	$33.9	297%

(a)
Tonnes of ore mined/processed represents 100% of mine production.
(b)
Cost of sales excludes accretion and reclamation expense, depreciation, depletion and amortization.
(c)
Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on the ratio of the average spot market prices for the commodities for each period. The ratio for the first nine months of 2007 was 50.80:1, compared with 53.61:1 for the first nine months of 2006, and 53.56:1 for the third quarter of 2007 as compared to 53.12:1 for the third quarter of 2006.
(d)
Pursuant to the agreement of purchase and sale, on closing, Kinross will begin consolidating the incremental 50% of La Coipa, representing 100% of the operations. See also note 3(i) of the consolidated financial statements.

Third quarter 2007 vs. third quarter 2006

  •
  Gold equivalent production increased 4% in the third quarter of 2007 when compared to the same period in 2006. The increase in gold equivalent production in 2007 was due to higher grade gold and silver ore being milled, which was partially offset by a 35% reduction in the number of tonnes processed due to the high clay content of the Puren ore. The grade of gold during the third quarter of 2007 compared to the same period during 2006 was up 49% and recovery of gold was up 2%. During 2007, production of high grade silver ore from the Puren mine was cut back to allow for maximum recovery in the mill, and production was supplemented by ore from the La Coipa mine and stockpiles. In addition, poor weather resulted in reduced mill availability. The decrease in ore processing during the third quarter of 2007 compared to the same period in 2006 was more than offset by the increase in the silver grade and recovery by 62% and 16%, respectively.

  •
  Revenue increased 108% in the third quarter of 2007 due to higher realized gold and silver prices and a 90% increase in the number of gold equivalent ounces sold in comparison to the same period in 2006. The increase in gold equivalent ounces sold was driven by a 153% increase in silver ounces sold. Gold equivalent sales were greater than gold equivalent production due to a draw down of gold equivalent inventory.

  •
  Cost of sales increased 32% between the third quarter of 2006 and the third quarter of 2007. This was primarily caused by additional costs incurred for outsourced contractor costs related to the stabilization of Coipa Norte, partially offset by decreased processing costs due to lower volume of ore milled.

  •
  The increase in depreciation, depletion and amortization of 3% for the third quarter of 2007 was primarily the result of assets related to the Puren deposit coming into production in comparison to the third quarter of 2006.

First nine months 2007 vs. first nine months 2006

  •
  Gold equivalent production increased 49% in the first nine months of 2007 when compared to the first nine months of 2006 due to the significantly higher grade of silver ore mined. The quantity of tonnes processed was lower by 44% and grade of gold was up 16% but recovery of gold was down 12% between the first nine months of 2006 and the same period in 2007. During 2007, production of high grade silver ore from the Puren mine was cut back to allow for maximum recovery in the mill, and production was supplemented with ore from the La Coipa mine and stockpiles. However, the decrease in ore processing was more than offset by the increase in the silver grade to 211.3 grams per tonne and recovery of 70.9% as compared to a grade of 61.59 grams per tonne and recovery of 57.5% in the first nine months of 2006.

  •
  Revenue increased 72% during the first nine months of 2007 due to higher realized gold and silver prices and a 55% increase in the number of gold equivalent ounces sold as compared the same period in 2006. The increase in gold equivalent ounces sold was driven by a 187% increase in silver ounces sold.

  •
  Cost of sales increased by 18% between the first nine months of 2006 and the first nine months of 2007. This was primarily due to the costs associated with outsourced contractors related to the stabilization of Coipa Norte, which was partially offset by decreased processing costs as a lower volume of ore was milled.

  •
  The increase in depreciation, depletion and amortization of 18% during the first nine months of 2007 as compared to the same period in 2006 was the result of depreciating assets related to the Puren deposit coming into production in 2007.

Crixás (50% ownership; AngloGold Ashanti 50% and operator) — Brazil

	Three months ended September 30,
						Nine months ended September 30,
				% Change
	2007	2006	Change			2007	2006	Change	% Change(c)
Operating Statistics
Tonnes ore mined (000's)(a)	210	195	15	8%		618	596	22	4%
Tonnes processed (000's)(a)	210	195	15	8%		618	596	22	4%
Grade (grams/tonne)	7.11	8.03	(0.92)	(11%	)	7.46	7.94	(0.48)	(6%	)
Recovery	94.7%	95.4%	(0.7% )	(1%	)	94.9%	95.4%	(0.5% )	(1%	)
Gold equivalent ounces:
Produced	22,644	24,063	(1,419)	(6%	)	70,268	72,608	(2,340)	(3%	)
Sold	22,968	23,360	(392)	(2%	)	74,655	73,077	1,578	2%
Financial Data (in millions)
Metal sales	$15.7	$14.1	$1.6	11%		$49.5	$43.4	$6.1	14%
Cost of sales(b)	6.3	4.0	2.3	58%		18.7	13.7	5.0	36%
Accretion and reclamation expense	—	—	—	nm		0.1	0.1	—	0%
Depreciation, depletion and amortization	2.7	3.4	(0.7)	(21%	)	8.6	9.4	(0.8)	(9%	)

	6.7	6.7	—	0%		22.1	20.2	1.9	9%
Exploration	0.4	0.4	—	0%		0.7	0.7	—	0%
Other	0.1	(0.1)	0.2	200%		0.2	(0.2)	0.4	200%

Segment earnings	$6.2	$6.4	$(0.2)	(3%	)	$21.2	$19.7	$1.5	8%

(a)
Tonnes of ore mined/processed represents 100% of mine production.
(b)
Cost of sales excludes accretion and reclamation expense, depreciation, depletion and amortization.
(c)
"nm" refers to not meaningful.

Third quarter 2007 vs. third quarter 2006

  •
  Gold production dropped to 22,644 gold equivalent ounces between the third quarter of 2006 and the third quarter of 2007 reflecting a decrease in the grade and a decrease in the recovery rate, partially offset by an increase in the tonnes processed. Grades in 2007 were lower due to grade variability associated with quartz veins.

  •
  Sales revenue increased 11% in the third quarter of 2007 compared to the same period in 2006 as higher realized gold prices in the third quarter of 2007 were offset by fewer ounces sold.

  •
  Cost of sales increased 58% in the third quarter of 2007 compared to the same period in 2006 as a result of the strengthening of the Brazilian real to the United States dollar, increased contract drilling costs, workforce profit sharing, higher power and fuel costs and increased professional services costs.

  •
  The 21% decrease in depreciation in the third quarter of 2007 as compared to the same period in 2006 is due to lower production and higher reserve values which forms the basis for the depreciation charge.

First nine months 2007 vs. first nine months 2006

  •
  Gold production dropped slightly to 70,268 gold equivalent ounces between the first nine months of 2006 and the first nine months of 2007 reflecting a decrease in the grade and recovery rate, partially offset by an increase in the tonnes processed.

  •
  Sales revenue increased 14% in the first nine months of 2007 compared to the same period in 2006 due to the increase in ounces sold and a higher realized gold price.

  •
  Cost of sales increased 36% in the first nine months of 2007 compared to the same period in 2006 as a result of a 2% increase in gold equivalent ounces sold, the strengthening of the Brazilian real to the United States dollar, higher costs for spare parts, roof support material, professional services, labour and energy.

  •
  The 9% decrease in depreciation in the nine months ended September 30, 2007 compared to the same period in 2006 is due to higher reserve values which forms the basis for the depreciation charge.

Musselwhite (31.93% ownership; Goldcorp 68.07% and operator) — Canada(d)

						Nine months ended September 30,
	Three months ended September 30,
									% Change
	2007	2006	Change	% Change		2007	2006	Change
Operating Statistics
Tonnes ore mined (000's)(a)	335	354	(19)	(5%	)	1,009	975	34	3%
Tonnes processed (000's)(a)	335	299	36	12%		1,009	975	34	3%
Grade (grams/tonne)	5.31	6.40	(1.09)	(17%	)	5.40	5.54	(0.14)	(3%	)
Recovery	95.3%	96.4%	(1.1% )	(1%	)	95.6%	95.3%	0.3%	0%
Gold equivalent ounces:
Produced	18,625	18,031	594	3%		53,856	51,830	2,026	4%
Sold	20,418	17,936	2,482	14%		53,923	53,597	326	1%
Financial Data (in millions)
Metal sales	$14.1	$11.2	$2.9	26%		$36.1	$32.3	$3.8	12%
Cost of sales(b)	10.0	8.3	1.7	20%		26.1	23.3	2.8	12%
Accretion and reclamation expense	—	—	—	nm		0.1	0.1	—	0%
Depreciation, depletion and amortization	2.6	2.6	—	0%		7.7	7.8	(0.1)	(1%	)

	1.5	0.3	1.2	400%		2.2	1.1	1.1	100%
Exploration	0.1	0.4	(0.3)	(75%	)	0.6	1.3	(0.7)	(54%	)

Segment earnings (loss)	1.4	$(0.1)	$1.5	1500%		$1.6	$(0.2)	$1.8	900%

(a)
Tonnes of ore mined/processed represents 100% of mine production.
(b)
Cost of sales excludes accretion and reclamation expense, depreciation, depletion and amortization.
(c)
"nm" refers to not meaningful.
(d)
Musselwhite has been classified as an asset held for sale as an agreement has been reached to dispose of Kinross' interest in Musselwhite to Goldcorp Inc. See also note 3(i) of the consolidated financial statements.

Third quarter 2007 vs. third quarter 2006

  •
  Gold production in the third quarter of 2007 as compared to the third quarter of 2006 increased 3% due to improved mill throughput as a result of improvements in equipment availability and process enhancements, partially offset by a lower grade ore.

  •
  Sales revenue increased 26% in the third quarter of 2007 due to the increase in ounces sold and a higher realized gold price as compared to the third quarter of 2006.

  •
  Cost of sales increased 20% in the third quarter of 2007 as compared to the third quarter of 2006, largely due to increased underground mining costs as a result of infrastructure maintenance, continuing high mobile equipment repair and operating costs for older equipment and a stronger Canadian dollar compared to the US dollar.

  •
  Depreciation, depletion and amortization in the third quarter of 2007 remained constant compared to the third quarter of 2006.

First nine months 2007 vs. first nine months 2006

  •
  Gold production in the first nine months of 2007 compared to the same period in 2006 increased 4% due to increased mill throughput as a result of improvements in equipment availability and process enhancements, partially offset by a lower grade ore. Mill throughput was adversely affected in the first quarter of 2007 due to unplanned equipment and labour availability issues and a power outage.

  •
  Sales revenue increased 12% in the first nine months of 2007 due to an increase in ounces sold and a higher realized gold price as compared to the first nine months of 2006.

  •
  Cost of sales increased 12% in the first nine months of 2007 compared to the same period in 2006, primarily due to increased underground mining costs for mobile equipment and tires, infrastructure maintenance and a stronger Canadian dollar as compared to the US dollar.

  •
  Depreciation, depletion and amortization in the first nine months of 2007 remained relatively unchanged when compared to the same period in 2006.

Maricunga(d) (100% ownership and operator; 2006: 50% ownership and operator) — Chile

	Three months ended September 30,					Nine months ended September 30,
	2007	2006	Change	% Change		2007	2006	Change	% Change
Operating Statistics(c)(d)
Tonnes ore mined (000's)(a)	3,547	4,065	(518)	(13%	)	10,552	11,051	(499)	(5%	)
Tonnes processed (000's)(a)	3,342	3,962	(620)	(16%	)	10,185	10,828	(643)	(6%	)
Grade (grams/tonne)	0.73	0.70	0.03	4%		0.72	0.71	0.01	1%
Gold equivalent ounces:
Produced	47,214	29,883	17,331	58%		145,484	88,808	56,676	64%
Sold	44,672	26,129	18,543	71%		144,787	85,002	59,785	70%
Financial Data (in millions)
Metal sales	$31.5	$16.2	$15.3	94%		$96.9	$51.1	$45.8	90%
Cost of sales(b)	21.2	8.6	12.6	147%		62.3	29.5	32.8	111%
Accretion and reclamation expense	0.1	0.1	—	0%		0.3	0.2	0.1	50%
Depreciation, depletion and amortization	3.3	1.7	1.6	94%		9.0	5.0	4.0	80%

	6.9	5.8	1.1	19%		25.3	16.4	8.9	54%
Exploration	0.2	0.8	(0.6)	(75%	)	0.9	1.4	(0.5)	(36%	)
Other	—	0.4	(0.4)	(100%	)	—	0.5	(0.5)	(100%	)

Segment earnings	$6.7	$4.6	$2.1	46%		$24.4	$14.5	$9.9	68%

(a)
Tonnes of ore mined/processed represents 100% of mine production.
(b)
Cost of sales excludes accretion and reclamation expense, depreciation, depletion and amortization.
(c)
Due to the nature of heap leach operations, recovery rates cannot be accurately measured.
(d)
The results (excluding tonnes ore mined and processed) reflect the Company's 50% ownership up to February 26, 2007 and 100% ownership thereafter.

Third quarter 2007 vs. third quarter 2006

  •
  Gold equivalent ounces produced in the third quarter of 2007 increased 58% as compared to the same period in 2006, with the addition of 23,607 gold equivalent ounces added to the account of Kinross in the third quarter due to the acquisition of the balance of the ownership interest in the mine in 2007. This was offset by lower mine throughput in the third quarter of 2007, when compared with the third quarter of 2006. Overall mine throughput was down during the third quarter due to severe weather conditions, which resulted in 4.5 days of lost operating time, and a repair on a conveyor which resulted in an additional 3 days of lost operating time.

  •
  The revenue increase of 94% for the third quarter of 2007 is due to 22,318 gold equivalent ounces sold that are to the account of Kinross as a result of the acquisition of Bema and a higher realized gold price, when compared with the corresponding period in 2006.

  •
  Cost of sales for the third quarter of 2007 increased over the same period in 2006 as a result of the additional ounces sold to Kinross' account due to the additional 50% interest in the mine. Poor weather conditions and repairs resulted in increased snow clearing and maintenance costs, which increased the cost of sales per equivalent ounce sold.

  •
  Depreciation, depletion and amortization expense increased 94% in the third quarter of 2007 as compared to the same period in 2006, as a result of the acquisition of the remaining 50% interest in the mine, offset in part by a decrease in depreciation which was caused by an increase in reserve values.

First nine months 2007 vs. first nine months 2006

  •
  Gold equivalent ounces produced in the first nine months of 2007 increased 64% as compared to the same period in 2006, with the addition of 63,207 gold equivalent ounces added to the account of Kinross due to the acquisition of the balance of the ownership interest in the mine in February 2007. This was offset by lower whole mine throughput for the first nine months of 2007, when compared with the first nine months of 2006. Overall mine throughput was down during the first nine months due to severe weather conditions, which resulted in 16 days of lost operating time, and repairs on a conveyor which resulted in an additional 6 days of lost operating time.

  •
  The revenue increase of 90% for the first nine months of 2007 is due to 63,540 gold equivalent ounces sold that are to the account of Kinross as a result of the acquisition of Bema, and a higher realized gold price when compared with the corresponding period in 2006.

  •
  Cost of sales increased 111% in the first nine months of 2007 as compared to the same period in 2006 due to the Company's additional 50% interest in the mine, and the impact of selling inventory that had its cost increased to fair value as part of the Bema acquisition.

  •
  Depreciation, depletion and amortization expense increased in the first nine months of 2007 as compared to the first nine months of 2006 as a result of the acquisition of 100% interest in the mine, offset in part by a decrease in depreciation due to an increase in reserves.

Julietta

        The Julietta mine was acquired as part of the Bema acquisition so the results are for the period from February 27, 2007 through to September 30, 2007. Gold equivalent production in the third quarter of 2007 was 17,504 gold equivalent ounces and 22,801 gold equivalent ounces were sold. This brings total production to 46,527 gold equivalent ounces and 56,912 gold equivalent ounces sold for the seven months ended September 30, 2007. As a result of valuing the acquired inventory at fair market value at the time of acquisition, cost of sales included this mark-up, contributing to a net loss of $6.8 million for the seven month period ended September 30, 2007.

Other Operating Segments

        Included in other operating segments is the Kubaka mine, where all mining activities ceased in 2005 but processing of the stockpiles continued until 2006. The property is now in reclamation. Subsequent to September 30, 2007, an agreement has been reached to sell OAO Omolon Gold Mining Company, the owner of the Kubaka mine, to Polymetal.

Exploration and business development

        Exploration and business development expense was $11.9 million in the third quarter and $32.1 million in the first nine months of 2007, an increase of $1.7 million and $5.0 million respectively, from the corresponding periods in 2006. The focus for 2007 is to replace and increase reserves at existing sites, including the recently acquired properties in Russia and Chile, as well as North America. Exploration efforts are also continuing at the Company's development projects in an effort to increase reserves.

General and administrative

        General and administrative costs are related to the overall management of the business and include corporate office expenses, which are primarily incurred in Canadian dollars. Costs in the first nine months of 2007 were $47.4 million compared to $38.4 million in the first nine months of 2006, an increase of $9.0 million. In the third quarter of 2007, general and administrative costs increased from $13.6 million in 2006, to $16.2 million in 2007, a 19% increase. Increases are primarily related to appreciation of the Canadian dollar as compared to the U.S. dollar, higher personnel costs due to increased headcount and stock based compensation, higher information technology expenses due to higher consulting and software maintenance, higher general office expenses and expenses related to acquiring and integrating Bema, additional travel and consulting fees.

Other income (expense) — net

	Three months ended September 30,					Nine months ended September 30,
	2007	2006	Change	% Change(a)		2007	2006	Change	% Change(a)
Interest income and other	$4.3	$1.8	$2.5	139%		$11.9	$5.1	$6.8	133%
Interest expense	(1.3)	(2.2)	0.9	(41%	)	(4.5)	(6.9)	2.4	(35%	)
Foreign exchange losses	(9.9)	0.9	(10.8)	(1200%	)	(28.0)	(9.7)	(18.3)	189%
Non-hedge derivative gains (losses)	(10.8)	—	(10.8)	nm		32.8	—	32.8	nm

	$(17.7)	$0.5	$(18.2)	(3640%	)	$12.2	$(11.5)	$23.7	206%

(a)
nm refers to not meaningful.

        Other income and expense went from a net expense of $11.5 million in the first nine months of 2006 to net income of $12.2 million in the first nine months of 2007. This was primarily the result of recording net unrealized non-hedge derivative gains on the change in fair market value of gold and silver derivative contracts that had been acquired with the purchase of Bema, from the date of acquisition to the date of effective hedge documentation, partially offset by foreign exchange losses that were $18.3 million higher in 2007 when compared to the same period in 2006. For the third quarter of 2007 as compared to the third quarter of 2006, non-hedge derivative losses due to hedge ineffectiveness and increased foreign exchange losses resulted in a net increase in other expense of $18.2 million, to $17.7 million.

Interest and other income and interest expense

        Due to higher cash balances, interest and other income increased to $4.3 million from $1.8 million in the third quarter of 2007 as compared to the same period in 2006 and increased by $6.8 million, to $11.9 million from $5.1 million in the first nine months of 2007 as compared to the same period in 2006. The majority of the additional debt taken on through the acquisition of Bema in late February 2007 relates to capital projects and thus most related interest is capitalized. As a result interest expense was lower by $0.9 million, to $1.3 million from $2.2 million, in the third quarter of 2007 as compared to the same period in 2006. Similarly, interest expense was lower on a year-to-date basis when comparing 2007 to 2006 due to debt financed capital projects. Interest expense of $20.3 million was capitalized in the first nine months of 2007 and $9.1 million in the third quarter of 2007 as compared to $2.3 million in the first nine months of 2006 and $1.3 million in the third quarter of 2006.

Non-hedge derivative gains

        Non-hedge derivative gains of $32.8 million were recorded during the nine month period ended September 30, 2007. There were no non-hedge derivative gains during the nine month period ending September 30, 2006. Net non-hedge derivative liabilities with a fair market value of $209.4 million were recorded upon the acquisition of Bema. During the period from the date of acquisition to the date of effective hedge documentation, the net mark-to-market gains totalled $43.6 million. These were offset by losses on non-hedge contracts. For those contracts that qualify for hedge accounting, future gains and losses will be recorded in other comprehensive income.

Foreign exchange losses

        Foreign currency exchange losses were primarily due to the appreciation of the Canadian dollar, Brazilian real, Chilean peso and Russian ruble as compared to the United States dollar. In the first nine months of 2007, losses totalled $28.0 million as compared to losses of $9.7 million in the same period in 2006. In the third quarter of 2007, foreign exchange losses were $9.9 million, an increase of $10.8 million from the third quarter of 2006.

Income and mining taxes

        The Company is subject to a variety of taxes in all of the jurisdictions in which it operates. Operating losses and other tax attributes in some of these jurisdictions, including Canada, the United States, Brazil and Chile, have impacted the effective tax rate on the taxable income earned in the jurisdiction. The Company is currently experiencing increases in the effective tax rates that are closer to statutory tax rates, resulting in increases in the tax provision in both the first nine months and in the third quarter of 2007. In the first nine months of 2007, the Company recorded an income and mining tax expense of $49.1 million on earnings before tax of $215.4 million, and $12.8 million in the third quarter of 2007 on earnings before tax of $55.6 million. This compares to a provision of $19.7 million on earnings before taxes and other items of $144.8 million in the first nine months of 2006 and a provision of $11.0 million on earnings before tax of $61.3 million during the third quarter of 2006.

7.     Liquidity and Capital Resources

        The following table summarizes Kinross' cash flow activity:

	Three months ended September 30,					Nine months ended September 30,
(in millions)	2007	2006	Change	% Change(a)		2007	2006	Change	% Change(a)
Cash flow:
Provided from operating activities	$83.7	$85.8	$(2.1)	(2%	)	$268.4	$200.8	$67.6	34%
Used in investing activities	(144.1)	(24.5)	(119.6)	(488%	)	(352.2)	(99.1)	(253.1)	(255%	)
Provided from financing acitvities	108.1	(75.5)	183.6	243%		219.9	(66.5)	286.4	431%
Effect of exchange rate changes on cash	3.1	—	3.1	nm		5.0	2.0	3.0	150%

Increase (decrease) in cash and cash equivalents	50.8	(14.2)	65.0	458%		141.1	37.2	103.9	279%
Cash and cash equivalents:
Beginning of period	244.4	149.0	95.4	64%		154.1	97.6	56.5	58%

End of period before assets held for sale	295.2	134.8	160.4	119%		295.2	134.8	160.4	119%

Assets held for sale	(2.7)	—	(2.7)	0%		(2.7)	—	(2.7)	0%

End of period	$292.5	$134.8	$157.7	117%		$292.5	$134.8	$157.7	117%

(a)
nm refers to not meaningful.

        Cash and cash equivalent balances increased to $292.5 million at September 30, 2007 from $154.1 million at December 31, 2006 and increased $157.7 million from the balance of $134.8 million at September 30, 2006. In the first nine months of 2007, operating activities added $268.4 million, the exercise of options and warrants generated $41.7 million and net increases in debt contributed $208.8 million. Cash of $416.2 million was used to invest in property, plant and equipment in the first nine months of 2007. In the third quarter of 2007, sources of cash were from operating activities, which contributed $83.7 million, the exercise of options and warrants, which contributed $9.3 million and $113.9 million in net additional debt, with $185.2 million used in the acquisition of property, plant and equipment.

Operating Activities

        Operating cash flows were $268.4 million on earnings of $160.9 million for the nine months ended September 30, 2007, primarily as a result of higher gold and silver margins. This compares to cash flows from operating earnings in the first nine months of 2006 of $200.8 million on earnings of $124.8 million. Increases in operating assets and liabilities provided $15.8 million of cash compared to a use of $3.9 million in the corresponding period in 2006.

        In the third quarter of 2007, earnings of $39.4 million yielded net cash flows from operating activities of $83.7 million which is comparable to the net cash flow from operations in the third quarter of 2006 of $85.8 million. This was the result of sustained gold and silver margins.

Investing Activities

        Net cash used in investing activities totalled $144.1 million and $24.5 million in the third quarter of 2007 and 2006, respectively. During the first nine months of 2007 and 2006, $352.2 million and $99.1 million, respectively, was used for investing activities. These funds were used for the Company's capital projects, whereby $416.2 million was spent in the first nine months and $185.2 was spend in the third quarter of 2007. In comparison, $137.6 was spent in the first nine months and $61.1 million in the third quarter of 2006. The following provides a breakdown of capital expenditures:

Capital Expenditures

	Three months ended September 30,					Nine months ended September 30,
	2007	2006	Change	% Change(b)		2007	2006	Change	% Change(b)
Operating segments
Fort Knox	$4.6	$15.0	$(10.4)	(69%	)	$20.9	$36.5	$(15.6)	(43%	)
Round Mountain	8.7	10.3	(1.6)	(16%	)	30.6	18.7	11.9	64%
Porcupine Joint Venture(a)	7.4	4.0	3.4	85%		17.4	14.4	3.0	21%
Paracatu	57.0	20.5	36.5	178%		139.5	38.1	101.4	266%
La Coipa	1.4	1.2	0.2	17%		2.9	7.1	(4.2)	(59%	)
Crixas	3.3	2.1	1.2	57%		8.6	6.1	2.5	41%
Musselwhite(a)	3.9	1.0	2.9	290%		8.1	3.3	4.8	145%
Maricunga	2.1	0.3	1.8	600%		5.4	3.3	2.1	64%
Kettle River	11.6	6.7	4.9	73%		31.2	8.6	22.6	263%
Julietta	0.8	—	0.8	nm		2.1	—	2.1	nm
Kupol	82.8	—	82.8	nm		145.4	—	145.4	nm
Other operations	0.7	—	0.7	nm		1.2	—	1.2	nm
Corporate and other	0.9	—	0.9	nm		2.9	1.5	1.4	93%

Total	$185.2	$61.1	$124.1	203%		$416.2	$137.6	278.6	202%

(a)
Classified as long-lived assets held for sale.
(b)
nm refers to not meaningful.

        The majority of the spending on investing activities was at Paracatu, Fort Knox, Round Mountain and the Porcupine Joint Venture, where expansion projects are underway, the Kupol project and at Kettle River related to the development of the Buckhorn mine.

        Additional funds were received on the net disposal of long-term investments and other assets, totalling $57.4 million and $40.7 million in the first nine months and the third quarter of 2007, respectively.

Financing Activities

        Net cash flow received from financing activities in the first nine months of 2007 was $219.9 million. There was the exercise of stock options primarily related to former Bema employees which generated $41.7 million, a net increase in debt of $208.8 million, $25.0 million was used to settle derivative instruments acquired in the Bema acquisition and $5.6 million was used to pay a dividend on the convertible preferred shares of a subsidiary company. In the third quarter of 2007, $9.3 million was received on the exercise of stock options and warrants, $113.9 million on net debt, $9.5 million was used to settle derivative instruments acquired in the Bema acquisition and $5.6 million was used to pay a dividend on the convertible preferred shares of a subsidiary company.

        Subsequent to September 30, 2007, 9.0 million common share purchase warrants were exercised for gross proceeds of Cdn$37.5 million.

Balance Sheet

	As at:
(in millions)	September 30, 2007	December 31, 2006
Cash and cash equivalents	$292.5	$154.1
Current assets	$540.1	$293.0
Total assets	$6,238.8	$2,053.5
Current liabilities	$287.9	$207.7
Total debt, including current portion(a)	$574.5	$89.9
Total liabilities(b)	$1,675.7	$585.5
Shareholders' equity	$4,563.1	$1,468.0
Statistics
Working capital	$252.2	$85.3
Working capital ratio(c)	1.88:1	1.41:1

(a)
Includes long-term debt and preferred shares.
(b)
Includes preferred shares and non-controlling interest.
(c)
Current assets divided by current liabilities.

        During the first nine months of 2007, cash increased $138.4 million to $292.5 million, with cash flow from operating activities contributing $268.4 million and cash from financing activities contributing $219.9 million. This was reduced by investing activities that used $352.2 million in cash. The Company's net debt position, consisting of cash and cash equivalents, less long-term debt went from a net cash position at December 31, 2006 of $64.2 million to a net debt position at September 30, 2007 of $282.0 million. The increase in debt is primarily the result of the purchase of Bema in February 2007, with the assumption of debt related to the Kupol project totalling $342.3 million as at September 30, 2007, and additional debt related to the acquisition of the 50% of CMM that Kinross did not already own.

        Net working capital increased $166.9 million to $252.2 million in the first nine months of 2007. Cash, accounts receivable, inventories and accounts payable and the current portion of long-term debt all increased as a result of improved earnings and the acquisition of Bema.

        As of November 6, 2007, there were 602.6 million common shares of the Company issued and outstanding. In addition, at the same date, the Company had 6.4 million share purchase options outstanding under its share option plan and 25.0 million common share purchase warrants outstanding (convertible to 8.3 million Kinross shares). In addition, there were 19.9 million warrants outstanding (convertible to 8.9 million Kinross shares) that were assumed as part of the Bema acquisition.

Credit Facilities

        Kinross has utilized $251.1 million of the $300.0 million corporate revolving credit facility, consisting of letters of credit of $191.1 million and a draw of $60.0 million. This compares to utilization of $191.4 million at September 30, 2006. In 2007, $19.7 million in debt was paid down and a net $63.6 million in letters of credit were issued. Since December 31, 2006, an additional $145.1 million was drawn against the $200.0 million term loan facility, increasing the balance outstanding to $151.1 million. On July 26, 2007, the term of the corporate revolving credit facility was extended by one year to August 2010.

        As a result of the acquisition of Bema, Kinross has recorded 100% of the outstanding debt of CMM, resulting in an increase in the Maricunga capital leases which total $15.5 million as at September 30, 2007. Also included in long-term debt at September 30, 2007 is an $8.3 million revolving credit facility originally undertaken by CMM relating directly to Bema's interest in the Maricunga mine.

        The financing in place to fund the Kupol project consists of a project loan ("Project Loan") facility of $400.0 million and a $25.0 million subordinated loan ("IFC Loan"), plus a cost overrun facility of $17.5 million. The debt obligations were included with Kinross' balances as a result of the acquisition of Bema in February 2007. As at September 30, 2007, $322.5 million had been drawn against the Project Loan, $19.8 million against the IFC Loan and nil against the overrun facility. For details as to the terms and conditions of these credit facilities, refer to Note 7, Long-term debt and credit facilities in the interim financial statements for the quarter ended September 30, 2007.

Liquidity Outlook

        The major uses of cash outside of operating activities and general and administrative costs, include: additions to property, plant and equipment; reclamation and remediation obligations; and exploration and business development expenses. Additions to property, plant and equipment totalled $416.2 million during the first nine months of 2007 and the forecast is to spend approximately $660 million by the end of the year. The full year capital expenditure forecast includes $275 million related to the Paracatu expansion, $50 million for the Buckhorn project, $200 million for the Kupol project and $100 million for sustaining capital. Reclamation and remediation spending for the full year is forecast to be approximately $29 million, with $16.3 million having already been spent in the first nine months of 2007. Exploration and business development expenditures of $32.1 million were incurred in the first nine months of 2007. It is anticipated that the Company's existing cash balances, cash flow from operations and existing credit facilities will be sufficient to fund the exploration, capital and reclamation programs planned for 2007.

Contractual Obligations and Commitments

        The Company manages its exposure to fluctuations in input commodity prices, foreign currency exchange rates and interest rates, by entering into derivative financial instruments from time to time, in accordance with the Company's risk management policy. The Company has also assumed gold and silver derivative financial instruments as required under the terms of the Kupol project financing and other contracts that were acquired with the acquisition of Bema.

        As a result of the acquisition of Bema, the Company acquired gold and silver forward contracts to deliver 295,000 ounces of gold and 2,850,000 ounces of silver, call options sold of 505,400 ounces and 8,100,000 ounces of gold and silver, respectively and put options purchased of 719,300 ounces of gold and 8,100,000 ounces of silver. These contract dates range from 2007 through 2012, at prices ranging from $405 per ounce to $677 per ounce for gold and $7.87 to $13.83 for silver.

        During the second quarter of 2007, the Company restructured the gold and silver positions required under the Kupol project loan facility. The put option positions were sold and the short call option positions were repurchased. Forward sales transactions with the same number of put option positions replaced these positions.

        As at September 30, 2007 Kinross had contracts to sell $60.0 million and $150 million U.S. dollars for Brazilian reais during the balance of 2007 and the first quarter of 2008 at exchange rates of 2.12 and 2.13, respectively. The Company also had contracts to sell $22.5 million U.S. dollars for Canadian dollars during the balance of 2007 at an exchange rate of 1.06. Forward contracts were also in place at September 30, 2007 to purchase 14,000 barrels of diesel fuel at a price of $58.36 per barrel. Also acquired with the acquisition of Bema is an interest rate swap whereby the Company will pay a fixed rate of 4.4975% and receive a floating interest rate on a principal amount that varies from $4.2 million to $140.0 million, and an interest rate cap and floor whereby the Company will pay a maximum rate of 6.37% and a minimum of 4.75% on a principal amount that varies from $3.7 million to $70 million.

Fair value of derivative instruments

(in millions)	As at February 27, 2007(a)	As at September 30, 2007
Interest rate swap	$1.1	$0.5
Foreign currency forward contracts	—	27.1
Gold and silver forward contracts	(91.0)	(201.3)
Gold and silver call options sold	(127.9)	(14.7)
Silver lease rate swap	10.3	(2.6)
Energy forward contract	(1.9)	0.3

	$(209.4)	$(190.7)

(a)
Represents amounts acquired as part of the Bema acquisition.

Other legal matters

        The Company is from time to time involved in legal proceedings, arising in the ordinary course of its business. Typically, the amount of ultimate liability with respect to these actions will not, in the opinion of management, materially affect Kinross' financial position, results of operations or cash flows.

        On November 5, 2007, the Company reached a settlement with 1235866 Ontario Inc. with respect to the Hellenic gold properties. The full amount of the settlement has been reflected in the financial statements for the periods ended September 30, 2007.

8.     Disclosure Controls and Procedures and Internal Controls

        Pursuant to regulations adopted by the U.S. Securities and Exchange Commission (SEC), under the Sarbanes-Oxley Act of 2002 and those of the Canadian Securities Administrators, Kinross' management evaluates the effectiveness of the design and operation of the Company's disclosure controls and procedures ("disclosure controls"). This evaluation is done under the supervision of, and with the participation of, the President and Chief Executive Officer and the Chief Financial Officer.

        As of the end of the period covered by this MD&A and accompanying unaudited financial statements, Kinross' management evaluated the effectiveness of its disclosure controls. Based on that evaluation, the President and Chief Executive Officer and the Chief Financial Officer have concluded that Kinross' disclosure controls and procedures were effective. With respect to the recent acquisition of Bema, the Company will apply the acquisitions exemption allowed under the Sarbanes-Oxley Act of 2002.

9.     Critical Accounting Policies and Estimates

        The preparation of the Company's consolidated financial statements in accordance with Canadian Generally Accepted Accounting Principles requires management to make estimates and assumptions that affect amounts reported in the consolidated financial statements and accompanying notes. There is a full discussion and description of the Company's critical accounting policies in the 2006 Annual MD&A.

10.  Recent Pronouncements and Accounting Changes

        For a discussion of recent pronouncements and accounting changes please refer to Note 2 of the accompanying interim consolidated financial statements for the period ended September 30, 2007.

11.  Risk Analysis

        The operations of Kinross are high-risk due to the nature of the operation, exploration, and development of mineral properties. For a discussion of risk factors and additional information please refer to the Company's 2006 Annual MD&A, the 2006 Annual Information Form and other filings, which are available on the Company's website www.kinross.com and on www.sedar.com or upon request from the Company.

12.  Summary of Quarterly Results

	2007			2006				2005
(in millions, except per share amounts)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Metal sales	$275.8	$290.1	$245.7	$231.4	$223.6	$252.3	$198.3	$190.0
Net earnings (loss)	$39.4	$53.0	$68.5	$41.0	$50.3	$65.6	$8.9	$(154.3)
Basic earnings (loss) per share	$0.07	$0.09	$0.16	$0.11	$0.14	$0.19	$0.03	$(0.45)
Diluted earnings (loss) per share	$0.07	$0.09	$0.15	$0.11	$0.14	$0.19	$0.03	$(0.45)
Cash flow provided from operating activities	$83.7	$94.5	$90.2	$91.2	$85.8	$94.9	$20.1	$23.8

Cautionary Statement on Forward-Looking Information

        All statements, other than statements of historical fact, contained or incorporated by reference in this MD&A, including any information as to the future financial or operating performance of Kinross, constitute "forward-looking statements" within the meaning of certain securities laws, including the "safe harbour" provisions of the Securities Act (Ontario) and the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this MD&A. Forward-looking statements include, without limitation, statements with respect to the future price of gold and silver, the estimation of mineral reserves and resources, the realization of mineral reserve and resource estimates, the timing and amount of estimated future production, costs of production, expected capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. The words "plans," "expects," or "does not expect," "is expected," "budget," "scheduled," "estimates," "forecasts," "intends," "anticipates," or "does not anticipate," or "believes," or variations of such words and phrases or statements that certain actions, events or results "may," "could," "would," "might," or "will be taken," "occur" or "be achieved" and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates and assumptions of Kinross contained in this management discussion and analysis, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our most recently filed Annual Information Form as well as: (1) there being no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, damage to equipment or otherwise; (2) permitting, development and expansion at Paracatu proceeding on a basis consistent with our current expectations; (3) permitting and development at the Kettle River Buckhorn project proceeding on a basis consistent with Kinross' current expectations; (4) permitting and development of the Phase VII pit expansion and heap leach project at Fort Knox proceeding on a basis consistent with Kinross' current expectations; (5) that a long-term lease replacing the short term lease for the Kupol lands and construction permits required from time to time will be obtained from the Russian authorities on a basis consistent with Kinross' current expectations, (6) that the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Russian Ruble and the U.S. dollar will be approximately consistent with current levels; (7) certain price assumptions for gold and silver; (8) prices for natural gas, fuel oil, electricity and other key supplies remaining consistent with current levels; (9) production forecasts meet expectations; and (10) the accuracy of Kinross' current mineral reserve and mineral resource estimates. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as diesel fuel and electricity); changes in interest rates or gold lease rates that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any interest rate swaps and variable rate debt obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, the United States, Chile, Brazil, Russia or other countries in which we do or may carry on business in the future; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions, including the acquisition of Bema Gold Corporation; operating or technical difficulties in connection with mining or development activities; employee relations; the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect Kinross' actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements, those in the "Risk Analysis" section hereof, and our most recently filed Annual Information Form and other filings with the securities regulators of Canada and the United States. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

        The technical information about the Company's material mineral properties contained in this MD&A has been prepared under the supervision of Mr. Rob Henderson an officer of the Company who is a "qualified person" within the meaning of National Instrument 43-101.

KINROSS GOLD CORPORATION

CONSOLIDATED BALANCE SHEETS

(expressed in millions of United States dollars, except share amounts)

			As at
			September 30, 2007	December 31, 2006
			(unaudited)
Assets
Current assets
Cash and cash equivalents	Note 4		$292.5	$154.1
Restricted cash	Note 7		1.4	1.3
Accounts receivable and other assets	Note 4		73.1	38.1
Inventories	Note 4		131.1	99.5
Unrealized fair value of derivative assets	Note 6		25.4	—
Current assets held for sale	Note 3	(i)	16.6	—

			540.1	293.0
Property, plant and equipment	Note 4		3,207.5	1,331.0
Goodwill	Note 4		1,961.8	293.4
Long-term investments	Note 4		100.6	25.8
Unrealized fair value of derivative assets	Note 6		3.3	—
Future income and mining taxes			36.9	29.4
Deferred charges and other long-term assets	Note 4		169.4	80.9
Long-term assets held for sale	Note 3	(i)	219.2	—

			$6,238.8	$2,053.5

Liabilities
Current liabilities
Accounts payable and accrued liabilities	Note 4		$224.1	$161.0
Current portion of long-term debt	Note 7		14.3	17.9
Current portion of reclamation and remediation obligations	Note 8		15.4	28.8
Current portion of unrealized fair value of derivative liabilities	Note 8		16.6	—
Current liabilities of the assets held for sale	Note 3	(i)	17.5	—

			287.9	207.7
Long-term debt	Note 7		560.2	72.0
Reclamation and remediation obligations	Note 8		114.0	139.6
Unrealized fair value of derivative liabilities	Note 6		202.8	—
Future income and mining taxes			443.3	143.8
Other long-term liabilities			13.7	7.5
Long-term liabilities of the assets held for sale	Note 3	(i)	27.3	—

			1,649.2	570.6

Non-controlling interest			16.6	—

Convertible preferred shares of subsidiary company			9.9	14.9

Common shareholders' equity
Common share capital and common share purchase warrants	Note 9		4,943.4	2,001.7
Contributed surplus			69.3	54.6
Accumulated deficit			(426.2)	(587.1)
Accumulated other comprehensive income	Note 5		(23.4)	(1.2)

			4,563.1	1,468.0

Commitments and contingencies	Note 13

			$6,238.8	$2,053.5

Common shares
Authorized			Unlimited	Unlimited
Issued and outstanding			593,199,110	362,704,112

The accompanying notes are an integral part of these consolidated financial statements

KINROSS GOLD CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

Unaudited (expressed in millions of United States dollars, except per share and share amounts)

		Three months ended September 30,		Nine months ended September 30,
		2007	2006	2007	2006
Revenue
Metal sales		$275.8	$223.6	$811.6	$674.2
Operating costs and expenses
Cost of sales (excludes accretion, depreciation, depletion and amortization)		154.4	115.6	431.0	362.5
Accretion and reclamation expense		3.1	25.8	9.1	31.7
Depreciation, depletion and amortization		33.5	25.0	100.2	81.2

		84.8	57.2	271.3	198.8
Other operating costs		12.2	8.5	24.1	15.8
Exploration and business development		11.9	10.2	32.1	27.1
General and administrative		16.2	13.6	47.4	38.4
Gain on disposal of assets and investments — net	Note 4	(28.8)	(35.9)	(35.5)	(38.8)

Operating earnings		73.3	60.8	203.2	156.3
Other income (expense) — net	Note 4	(17.7)	0.5	12.2	(11.5)

Earnings before taxes and other items		55.6	61.3	215.4	144.8
Income and mining taxes expense — net		(12.8)	(11.0)	(49.1)	(19.7)
Equity in losses of associated companies		(3.6)	—	(5.4)	—
Non-controlling interest		0.4	0.2	0.6	0.3
Dividends on convertible preferred shares of subsidiary		(0.2)	(0.2)	(0.6)	(0.6)

Net earnings		$39.4	$50.3	$160.9	$124.8

Earnings per share
Basic		$0.07	$0.14	$0.30	$0.36
Diluted		$0.07	$0.14	$0.29	$0.36
Weighted average number of common shares outstanding (millions)	Note 11
Basic		592.3	352.6	542.0	348.6
Diluted		603.2	353.9	552.8	349.6

The accompanying notes are an integral part of these consolidated financial statements

KINROSS GOLD CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

Unaudited (expressed in millions of United States dollars)

	Three months ended September 30,		Nine months ended September 30,
	2007	2006	2007	2006
Net inflow (outflow) of cash related to the following activities:
Operating:
Net earnings	$39.4	$50.3	$160.9	$124.8
Adjustments to reconcile net earnings to net cash provided from operating activities
Depreciation, depletion and amortization	33.5	25.0	100.2	81.2
Accretion and reclamation expenses	3.1	25.8	9.1	31.7
Gain on disposal of assets and investments — net	(28.8)	(35.9)	(35.5)	(38.8)
Equity in losses of associated companies	3.6	—	5.4	—
Unrealized non-hedge derivative gains (losses) — net	12.4	—	(31.2)	—
Future income and mining taxes	5.1	0.8	23.8	(1.1)
Non-controlling interest	(0.4)	(0.2)	(0.6)	(0.3)
Stock-based compensation expense	4.3	3.3	11.4	7.9
Unrealized foreign exchange losses and other	(2.9)	(1.7)	9.1	(0.7)
Changes in operating assets and liabilities:
Accounts receivable and other assets	(5.2)	1.6	(12.3)	(6.5)
Inventories	1.0	7.2	6.6	8.9
Accounts payable and other liabilities	18.6	9.6	21.5	(6.3)

Cash flow provided from operating activities	83.7	85.8	268.4	200.8

Investing:
Additions to property, plant and equipment	(185.2)	(61.1)	(416.2)	(137.6)
Business acquisitions — net of cash acquired	—	(0.6)	2.3	(0.6)
Proceeds from the sale of long-term investments and other assets	40.7	28.6	57.4	29.0
Proceeds from the sale of property, plant and equipment	0.6	8.6	0.9	10.1
Decrease in restricted cash	—	—	4.9	—
Other	(0.2)	—	(1.5)	—

Cash flow used in investing activities	(144.1)	(24.5)	(352.2)	(99.1)

Financing:
Issuance of common shares on exercise of options and warrants	9.3	2.1	41.7	7.1
Proceeds from issuance of debt	115.5	9.7	228.5	23.7
Debt issuance costs	—	(2.5)	—	(2.5)
Repayment of debt	(1.6)	(84.8)	(19.7)	(94.8)
Dividends paid	(5.6)	—	(5.6)	—
Settlement of derivative instruments acquired in Bema acquisition	(9.5)	—	(25.0)	—

Cash flow provided from financing activities	108.1	(75.5)	219.9	(66.5)

Effect of exchange rate changes on cash	3.1	—	5.0	2.0

Increase in cash and cash equivalents	50.8	(14.2)	141.1	37.2
Cash and cash equivalents, beginning of period	244.4	149.0	154.1	97.6

Cash and cash equivalents, end of period before assets held for sale	$295.2	$134.8	$295.2	$134.8
Assets held for sale	(2.7)	—	(2.7)	—

Cash and cash equivalents, end of period	$292.5	$134.8	$292.5	$134.8

The accompanying notes are an integral part of these consolidated financial statements

KINROSS GOLD CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Unaudited (expressed in millions of United States dollars)

		Three months ended September 30,		Nine months ended September 30,
		2007	2006	2007	2006
Common share capital and common share purchase warrants
Balance beginning of period		$4,923.9	$1,789.8	$2,001.7	$1,777.6
Shares issued on acquisition of Bema		—	—	2,642.1	—
Warrants issued on acquisition of Bema		—	—	141.9	—
Equity portion of convertible notes acquired on acquisition of Bema		—	—	23.7	—
Shares issued on acquisition of Crown		—	205.4	—	205.4
Common shares issued for stock-based awards		0.9	3.4	2.7	13.0
Transfer of fair value of expired warrants and options		—	—	(0.1)	(0.1)
Transfer from contributed surplus from exercise of options and restricted shares		9.3	—	31.8	—
Cash proceeds on options and warrants exercised		9.3	—	41.7	—
Conversion of convertible notes		—	—	57.9	—
Conversion of redeemable retractable preferred shares		—	—	—	2.7

Balance at the end of the period		$4,943.4	$1,998.6	$4,943.4	$1,998.6

Contributed surplus
Balance beginning of period		$75.3	$52.7	$54.6	$52.6
Stock-based compensation		3.3	2.9	8.5	5.9
Options issued on acquisition of Bema		—	—	37.9	—
Transfer of fair value of expired warrants and options		—	—	0.1	0.1
Transfer of fair value of exercised options and restricted shares		(9.3)	(1.1)	(31.8)	(4.1)

Balance at the end of the period		$69.3	$54.5	$69.3	$54.5

Accumulated deficit
Balance beginning of period		$(465.6)	$(678.4)	$(587.1)	$(752.9)
Net earnings		39.4	50.3	160.9	124.8

Balance at the end of the period		$(426.2)	$(628.1)	$(426.2)	$(628.1)

Accumulated other comprehensive income (loss)
Balance beginning of period		$58.3	$(1.2)	$18.7	$(1.2)
Other comprehensive income (loss)	Note 5	(81.7)	—	(42.1)	—

Balance at the end of the period		$(23.4)	$(1.2)	$(23.4)	$(1.2)

Total accumulated deficit and accumulated other comprehensive income (loss)		$(449.6)	$(629.3)	$(449.6)	$(629.3)

Total common shareholders' equity		$4,563.1	$1,423.8	$4,563.1	$1,423.8

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

		Three months ended September 30,		Nine months ended September 30,
		2007	2006	2007	2006
Net earnings		$39.4	$50.3	$160.9	$124.8
Other comprehensive income (loss), net of tax:	Note 5
Change in fair value of investments		(1.1)	—	3.2	—
Accumulated OCI related to investments sold		(28.2)	—	(15.3)	—
Accumulated OCI related to derivatives settled		(3.6)	—	(3.6)	—
Change in fair value of financial derivatives		(53.1)	—	(35.5)	—
Currency translation adjustment on equity investments		4.3	—	9.1	—

Other comprehensive income (loss)		(81.7)	—	(42.1)	—

Total comprehensive income (loss)		$42.3	$50.3	$118.8	$124.8

The accompanying notes are an integral part of these consolidated financial statements

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended September 30,
(in millions of United States dollars)

1.     DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

  Kinross Gold Corporation, its subsidiaries and joint ventures (collectively, "Kinross" or the "Company") are engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, extraction, processing and reclamation. Kinross' gold production and exploration activities are carried out principally in the United States, Canada, Russia, Brazil, and Chile. Gold is produced in the form of doré, which is shipped to refineries for final processing. The Company also produces and sells a limited quantity of silver.

  The operating cash flow and profitability of the Company are affected by various factors, including the amount of gold and silver produced and sold, the market prices of gold and silver, operating costs, interest rates, environmental costs and the level of exploration activity and other discretionary costs and activities. Kinross is also exposed to fluctuations in foreign currency exchange rates, political risk and varying levels of taxation. Kinross seeks to manage the risks associated with its business, however, many of the factors affecting these risks are beyond the Company's control.

  The unaudited interim consolidated financial statements (the "financial statements") of the Company have been prepared in accordance with the accounting principles and methods of application disclosed in the consolidated financial statements for the year ended December 31, 2006, except as noted in Note 2, below.

  The accompanying unaudited interim consolidated financial statements include all adjustments that are, in the opinion of management, necessary for a fair presentation. These financial statements do not include all disclosures required by Canadian Generally Accepted Accounting Principles ("CDN GAAP") for annual consolidated financial statements and accordingly the financial statements should be read in conjunction with the Company's audited financial statements for the year ended December 31, 2006.

  Subsequent to the acquisition of Bema Gold Corporation ("Bema"), the name of Bema was changed to EastWest Gold Corporation ("EastWest Gold"). In conjunction with the consolidation of operations of EastWest Gold into those of Kinross, the name of the Refugio mine in Chile has been changed to the Maricunga mine.

  Certain comparative figures for 2006 have been reclassified to conform to the 2007 financial statement presentation.

2.     ACCOUNTING CHANGES AND RECENT ACCOUNTING PRONOUNCEMENTS

  Accounting changes

  (a)
  The Company adopted Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1530 "Comprehensive Income" ("Section 1530") on January 1, 2007. A new category, Accumulated other comprehensive income, has been added to the statement of common shareholders' equity. This category will include unrealized gains and losses on financial assets classified as available-for-sale, unrealized foreign currency translation amounts, and changes in the fair value of the effective portion of cash flow hedging instruments. The impact on the Company's financial position of adopting Section 1530 is that shareholders' equity increased by $18.7 million at January 1, 2007.

  (b)
  On January 1, 2007, the Company adopted CICA Handbook Section 3855 "Financial Instruments — Recognition and Measurement" ("Section 3855"), retroactively, without restatement. Section 3855 requires that all financial instruments be classified as one of the following: held-to-maturity, loans and receivables, held-for-trading or available-for-sale. Under this new standard, financial assets and liabilities held-for-trading will be measured at fair value with gains and losses recognized in net income. Financial assets held-to-maturity, loans and receivables and financial liabilities other than those held-for-trading, will be measured at amortized cost. Available-for-sale instruments will be measured at fair value with unrealized gains and losses recognized in other comprehensive income. Also under this standard, any financial instrument can be designated as held-for-trading upon initial recognition. The Company's policy is to record financial assets and liabilities net of transaction costs. As a result of adopting Section 3855, the Company recorded an increase in the carrying value of marketable securities of $19.9 million on January 1, 2007.

  (c)
  The Company adopted CICA Handbook Section 3865, "Hedges" ("Section 3865") retroactively, without restatement on January 1, 2007. This new standard specifies the criteria under which hedge accounting can be applied and how hedge accounting can be executed for fair value hedges, cash flow hedges and hedges of a non-functional currency exposure of a net investment in a self-sustaining foreign operation. In a fair value hedging relationship, the carrying value of the hedged item is adjusted by gains or losses attributable to the hedged risk and recognized in net income. This change in fair value of the hedged item, to the extent that the hedging relationship is effective, is offset by changes in the fair value of the derivative. In a cash flow hedging relationship, the effective portion of the change in the fair value of the hedging derivative will be recognized in other comprehensive income. The ineffective portion will be recognized in net income. The amounts recognized in other comprehensive income will be reclassified to net income in the periods in which net income is affected by the variability in the cash flows of the hedged item.

  (d)
  In July, 2006, the CICA reissued Handbook Section 1506 "Accounting Changes" which is effective for fiscal years beginning on or after January 1, 2007. Under this standard, voluntary changes in accounting policy are only made to provide more reliable and more relevant information in the financial statements. Changes in accounting policy are applied retrospectively unless doing so is impracticable or the change in accounting policy is made on initial application of a primary source of GAAP. A change in accounting estimate is generally recognized prospectively and material prior period errors are amended through restatements. New disclosures are required in respect of such accounting changes.

  Recent pronouncements

  (i)
  In February 2007, the CICA issued Section 1535, "Capital Disclosures" which is effective for fiscal years beginning on or after October 1, 2007. This standard requires disclosure of information that enables users of its financial statements to evaluate the entity's objectives, policies and processes for managing capital. The Company will adopt this standard commencing in the 2008 fiscal year and is not expected to have a significant effect on the Company's financial statements.

  (ii)
  In February 2007, the CICA issued Section 3862 "Financial Instruments — Disclosure" ("Section 3862") and Section 3863 "Financial Instruments — Presentation" ("Section 3863"), which are effective for fiscal years beginning on or after October 1, 2007. The objective of Section 3862 is to provide financial statement disclosure to enable users to evaluate the significance of financial instruments for the Company's financial position and performance and the nature and extent of risks arising from financial instruments that the Company is exposed to during the reporting period and the balance sheet date and how the Company is managing those risks. The purpose of Section 3863 is to enhance the financial statement user's understanding of the significance of financial instruments to the Company's financial position, performance and cash flows. The Company will adopt this standard commencing in the 2008 fiscal year.

  (iii)
  In May 2007, the CICA issued Section 3031 "Inventories" (Section 3031), that supersedes Handbook Section 3030 to converge Canadian standards with IAS 2, Inventories. This standard requires that inventories be measured at the lower of cost and net realizable value; the allocation of overhead based on normal capacity; the use of the specific cost method for inventories that are not normally interchangeable or goods and services produced for specific purposes; the use of a consistent cost formula for inventory of a similar nature and use; and the reversal of previous write-downs of inventory to net realizable value, when there is a subsequent increase in the value of inventories. Disclosure requirements will include the Company's policies, carrying amounts, amounts recognized as an expense, write-downs and subsequent reversal of write-downs. The Company will adopt this standard commencing in the 2008 fiscal year and is currently assessing the impact that this standard will have on the Company's financial statements.

3.     ACQUISITIONS AND DIVESTITURES

  (i)
  Asset Purchase and Sale Agreement

    On September 25, 2007, the Company entered into a purchase and sale agreement with Goldcorp Inc. ("Goldcorp"), whereby the Company will sell its approximate 31.9% interest in the Musselwhite Joint Venture and its 49.0% in the Porcupine Joint Venture to Goldcorp. In exchange for these assets, the Company will acquire Goldcorp's 50.0% interest in Compañia Minera Mantos de Oro ("MDO"), thereby giving the Company a 100% interest in MDO which owns and operates the La Coipa mine in northern Chile. The Company will also receive a $200.0 million cash payment.

    As a result of this transaction, the Company's interest in the Porcupine Joint Venture and the Musselwhite Joint Venture at September 30, 2007 have been classified as assets held for sale. Once the transaction closes, the Company will complete a reevaluation of the various non-monetary components of the transaction. Once these valuations are complete the Company will record the resulting gain on disposition relating to the Porcupine Joint Venture and Musselwhite and the purchase of the additional interest in La Coipa.

    The agreement is expected to close before December 31, 2007.

    Following are the details of the components of assets and liabilities of assets held for sale:

    Current assets held for sale:

September 30, 2007
Cash	$2.7
Accounts receivable	3.3
Inventories	10.6

$16.6

    Long-term assets held for sale:

September 30, 2007
Property, plant and equipment	$185.4
Goodwill	29.0
Deferred charges and other long-term assets	4.8

$219.2

    Current liabilities of assets held for sale:

September 30, 2007
Accounts payable and accrued liabilities	$16.0
Current portion of reclamation and remediation obligations	1.5

$17.5

    Long-term liabilities of assets held for sale:

September 30, 2007
Reclamation and remediation obligations	$27.0
Future income and mining taxes	0.1
Other long-term liabilities	0.2

$27.3

  (ii)
  Acquisition of Bema Gold Corporation

    On February 27, 2007 ("Acquisition Date"), the Company completed the acquisition of 100% of the outstanding shares of Bema. As this purchase is a business acquisition, with Kinross as the acquirer and Bema as the acquiree, results of operations of Bema are consolidated with those of Kinross commencing on the Acquisition Date. As a result of the purchase, the primary assets that Kinross has acquired are Bema's interests in the Maricunga mine (50%) in Chile, the Julietta mine (90%) in Russia, the Kupol gold and silver project (75%) in northeast Russia and the Cerro Casale property (49%) in Chile. The results of operations of Bema are consolidated into those of Kinross for the period commencing from February 27, 2007.

    In exchange for each Bema share, Bema shareholders received 0.4447 Kinross shares and CDN $0.01. Bema Options were exchanged for Kinross Replacement Options that entitled the holder to acquire Kinross shares on the same basis as the exchange of Bema shares for Kinross shares. Upon exercising Bema Warrants or Bema Convertible Notes, the holders of the warrants or notes will receive 0.4447 Kinross share and CDN $0.01, on the same basis as the exchange of Bema shares for Kinross shares.

    Total consideration paid of $2,888.2 million was based on the weighted average price of Kinross shares of $12.23 two days before, the day of, and two days subsequent to the announcement date of November 6, 2006.

    The purchase price was calculated as follows:

Common shares issued (216.0 million)	$2,642.1
Cash	4.2
Acquisition costs	38.4
Fair value of options and warrants issued	179.8
Fair value of equity component of convertible debt	23.7

Total purchase price	$2,888.2

    The following table sets forth a preliminary allocation of the purchase price to assets and liabilities acquired, based on preliminary estimates of fair value. The Company's assessment of final valuation estimates is furthest advanced in respect of inventories, long-term investments, derivatives and long-term debt. Final valuations of property, plant and equipment, intangible assets, contingencies, deferred income tax assets and liabilities and asset retirement obligations are not yet complete due to the inherent complexity associated with the valuations. This is a preliminary purchase price allocation and therefore subject to adjustment on completion of the valuation process and analysis of resulting tax effects.

Preliminary purchase price allocation
Cash and cash equivalents	$50.0
Accounts receivable and other assets	34.3
Inventories	43.2
Property, plant and equipment (including mineral interests)	1,773.4
Unrealized fair value of derivative assets	11.4
Long-term investments	92.0
Future income and mining tax assets	17.8
Other long-term assets	38.9
Accounts payable and accrued liabilities	(30.7)
Long-term debt, including current portion	(336.0)
Reclamation and remediation obligations, including current portion	(9.9)
Unrealized fair value of derivative liabilities	(220.8)
Future income and mining liabilities	(254.7)
Other long-term liabilities	(0.9)
Non-controlling interest	(17.2)
Goodwill	1,697.4

Total purchase price	$2,888.2

  (iii)
  Disposition of Lupin Mine

    On February 28, 2007, the Company and Wolfden Resources Inc. ("Wolfden") finalized the agreement of June 19, 2006 whereby Kinross agreed to sell the Lupin mine in the Territory of Nunavut to Wolfden in exchange for Wolfden assuming certain of the mine's liabilities. Under the terms of this agreement, Wolfden owns the mine and the related property and Kinross retired the letters of credit and promissory notes related to reclamation obligations at Lupin. Kinross has also agreed to pay up to CDN $1.0 million for reclamation and closing of the tailings facility if the mill is restarted, and up to CDN $4.0 million if the mill is not restarted, provided the work is performed by the end of 2008. Kinross has provided a CDN $3.0 million standby letter of credit to Wolfden in support of this obligation. The Company also agreed to reimburse Wolfden for CDN $1.7 million of fuel costs in 2007. The agreement also provides that Kinross is to be paid a 1% royalty on future production if the price of gold exceeds $500 per ounce. The disposition resulted in a gain on sale of $6.5 million.

4.     CONSOLIDATED FINANCIAL STATEMENT DETAILS

  Consolidated Balance Sheets

  (i)
  Cash and cash equivalents:

		September 30, 2007	December 31, 2006
Cash on hand and balances with banks		$133.4	$26.7
Short-term deposits		161.8	127.4
Assets held for sale	Note 3(i)	(2.7)	—

		$292.5	$154.1

  (ii)
  Accounts receivable and other assets(a):

		September 30, 2007	December 31, 2006
Trade receivables		$7.6	$6.6
Taxes recoverable		33.4	11.2
Prepaid expenses		10.2	4.8
Other		25.2	15.5
Assets held for sale	Note 3(i)	(3.3)	—

		$73.1	$38.1

    (a)
    Accounts receivable and other assets are classified as loans and receivables and accounted for at amortized cost.

  (iii)
  Inventories:

		September 30, 2007	December 31, 2006
Ore in stockpiles(a)		$48.3	$36.2
Ore on leach pads(a)(b)		24.1	15.8
In-process		17.3	9.3
Finished metal		24.6	19.6
Materials and supplies		69.5	50.0

		183.8	130.9
Long-term portion of ore in stockpiles and ore on leach pads(a)		(42.1)	(31.4)

		$141.7	$99.5

Assets held for sale	Note 3(i)	$(10.6)	$—

		$131.1	$99.5

    (a)
    Ore in stockpiles and ore on leach pads includes low-grade material not scheduled for processing within the next twelve months and is included in deferred charges and other long-term assets on the consolidated balance sheets. See deferred charges and other long-term assets, Note 4 (viii).
    (b)
    Ore on leach pads at September 30, 2007, relates to the Company's Maricunga and 50% owned Round Mountain mines. Based on current mine plans, the Company expects to place the last tonne of ore on its leach pads at Round Mountain in 2016 and at Maricunga in 2018.

  (iv)
  Property, plant and equipment — net:

		September 30, 2007			December 31, 2006
		Cost(b)	Accumulated Depreciation	Net Book Value	Cost(b)	Accumulated Depreciation	Net Book Value
Property, plant and equipment(a)
Producing properties
Straight line amortization basis		$223.3	$(122.6)	$100.7	$196.2	$(105.0)	$91.2
Units of production amortization basis		1,423.8	(724.6)	699.2	1,133.1	(676.6)	456.5

		$1,647.1	$(847.2)	$799.9	$1,329.3	$(781.6)	$547.7

Mineral Interests
Producing properties		$946.5	$(243.9)	$702.6	$923.8	$(216.7)	$707.1
Development properties		1,795.4	—	1,795.4	—	—	—
Exploration properties		95.0	—	95.0	76.2	—	76.2

		$2,836.9	$(243.9)	$2,593.0	$1,000.0	$(216.7)	$783.3

Total property, plant and equipment		$4,484.0	$(1,091.1)	$3,392.9	$2,329.3	$(998.3)	$1,331.0

Assets held for sale	Note 3(i)	$(329.4)	$144.0	(185.4)	—	—	—

Total property, plant and equipment		$4,154.6	$(947.1)	$3,207.5	$2,329.3	$(998.3)	$1,331.0

    (a)
    Capitalized interest during the nine months ended September 30, 2007 and 2006 was $20.3 million and $2.3 million, respectively, and is included in property, plant and equipment. Interest capitalized during the nine months ended September 30, 2007, relates to capital expenditures at Fort Knox, Round Mountain, Kettle River, Paracatu and Kupol and during the nine months ended September 30, 2006, relates to Fort Knox and Round Mountain.
    (b)
    Cost includes adjustments for the impairment in the carrying value of property, plant and equipment.

  (v)
  Capitalized Stripping:

    Included in property, plant and equipment are the following capitalized stripping costs:

	September 30, 2007			December 31, 2006
	Round Mountain	Fort Knox	Total	Round Mountain	Fort Knox	Total
Balance, at January 1,(a)	$18.5	$33.5	$52.0	$1.1	$—	$1.1
Additions	19.0	13.9	32.9	17.4	37.9	55.3
Amortization(b)	—	(14.0)	(14.0)	—	(4.4)	(4.4)

Balance, end of period	$37.5	$33.4	$70.9	$18.5	$33.5	$52.0

    (a)
    The opening balance in 2006 relates to costs of the Round Mountain pit expansion that commenced in late 2005.
    (b)
    Capitalized stripping costs are amortized using the UOP method based on reserves that will benefit directly from the development activity.

  (vi)
  Goodwill:

    The goodwill allocated to the Company's reporting units and included in the respective operating segment assets is shown in the table below:

			2007
		December 31, 2006	Additions	September 30, 2007
Operating segments
Bema acquisition(a)		$—	$1,697.4	$1,697.4
Round Mountain		58.7	—	58.7
La Coipa		71.4	—	71.4
Crixas		38.0	—	38.0
Paracatu		65.5	—	65.5
Musselwhite		29.0		29.0
Kettle River		20.9	—	20.9
Other operations		9.9	—	9.9
Assets held for sale	Note 3(i)	—	—	(29.0)

Total		$293.4	$1,697.4	$1,961.8

    (a)
    Goodwill relating to the acquisition of Bema will be allocated to the operating segments upon final allocation of the purchase price.

  (vii)
  Long-term investments:

    Long-term investments of $100.6 million includes available-for-sale investments that are marked to market, with the unrealized gain or loss recorded as other comprehensive income ("OCI"). During the nine months ended September 30, 2007, there was a net increase in long-term investments of $74.8 million. This is largely the result of additions acquired in the Bema acquisition. A transition gain of $19.9 million was recorded in other comprehensive income on January 1, 2007.

	September 30, 2007		December 31, 2006
	Fair Value	Gains (losses) in OCI(a)	Fair Value
Securities in an unrealized gain position
Equity securities	$19.2	$7.8	$43.6

Securities in an unrealized loss position
Equity securities	$—	$—	$2.1

	$19.2	$7.8	$45.7

    Anatolia Minerals

    On September 24, 2007, the Company sold 7,030,887 shares of Anatolia Minerals Development Ltd. for cash proceeds of $40.6 million, which resulted in a gain of $30.7 million.

    St Andrews Goldfields

    On September 25 and 26, 2007, the Company sold 2,116,500 shares and 2,898,200 shares, respectively, of St Andrews Goldfields for cash proceeds of $3.1 million, which resulted in a loss of $2.0 million.

  (viii)
  Deferred charges and other long-term assets:

		September 30, 2007	December 31, 2006
Long-term ore in stockpiles and on leach pads(a)		$42.1	$31.4
Deferred charges, net of amortization		0.1	3.8
Long-term receivables		52.5	13.2
Advances on the purchase of capital equipment		72.3	22.6
Deferred acquisition costs		1.5	8.2
Other		5.7	1.7
Assets held for sale	Note 3(i)	(4.8)	—

		$169.4	$80.9

    (a)
    Long-term ore in stockpiles and on leach pads represents stockpiled ore at the Company's Fort Knox mine, its proportionate share of stockpiled ore at Round Mountain and the Porcupine Joint Venture and its proportionate share of ore on leach pads at Round Mountain which is not scheduled for processing within the next twelve months.

  (ix)
  Accounts payable and accrued liabilities(a):

		September 30, 2007	December 31, 2006
Trade payables		$67.7	$49.1
Accrued liabilities		85.5	60.9
Employee related accrued liabilities		40.0	18.6
Taxes payable		38.5	17.9
Accruals related to acquisition		—	1.3
Other accruals		8.4	13.2
Assets held for sale	Note 3(i)	(16.0)	—

		$224.1	$161.0

    (a)
    Accounts payable and accrued liabilities are classified as financial liabilities, measured at amortized cost.

  Consolidated Statements of Operations

  (x)
  Other income (expense) — net:

	Three months ended September 30,		Nine months ended September 30,
	2007	2006	2007	2006
Interest income and other	$4.3	$1.8	$11.9	$5.1
Interest expense	(1.3)	(2.2)	(4.5)	(6.9)
Foreign exchange gains (losses)	(9.9)	0.9	(28.0)	(9.7)
Non-hedge derivative gains (losses)	(10.8)	—	32.8	—

	$(17.7)	$0.5	$12.2	$(11.5)

  Consolidated Statements of Cash Flows

  (xi)
  Interest and taxes paid:

	Three months ended September 30,		Nine months ended September 30,
	2007	2006	2007	2006
Interest	$11.5	$3.1	$22.7	$9.6
Income taxes	$1.9	$1.8	$14.7	$6.1

5.     ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

	Three months ended September 30, 2007	Nine months ended September 30, 2007
Cumulative translation adjustment at January 1, 2006		$(1.2)
Unrealized gains on long-term investments, net of tax of $nil		19.9

Accumulated other comprehensive income, beginning of period,	$58.3	$18.7

Other comprehensive income (loss):
Investments:
Changes in fair value of investments, net of tax of $nil	(1.1)	3.2
Accumulated OCI related to investments sold, net of tax of $nil	(28.2)	(15.3)
Financial derivatives:
Changes in fair value of financial derivatives, net of tax (three months, $0.3 million; nine months, $2.9 million)	(53.1)	(35.5)
Accumulated OCI related to derivatives settled, net of tax (three months, $0.4 million)	(3.6)	(3.6)
Currency translation adjustment on equity investments, net of tax of $nil	4.3	9.1

Other comprehensive income (loss), net of tax	$(81.7)	$(42.1)

Accumulated other comprehensive income (loss), end of the period	$(23.4)	$(23.4)

6.     FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES

  The Company manages its exposure to changes in prices of gold and silver, foreign currency exchange rates, energy and interest rates by periodically entering into derivative financial instrument contracts in accordance with the formal risk management policy approved by the Company's Board of Directors. All of the Company's hedges are cash flow hedges. The Company will apply hedge accounting where hedging relationships exist and have been documented.

  Gold and silver price risk management

  From time to time, the Company may use spot deferred contracts and fixed forward contracts to hedge against the risk of falling prices for a portion of its forecasted metal sales. The Company may sell call options as part of its overall strategy of managing the risk of changing gold and silver prices or purchase put options to protect against the risk of falling prices.

  The Company may also assume derivative contracts as part of a business acquisition or they may be required under financing arrangements. As a result of the acquisition of Bema in February 2007, the Company has assumed gold and silver forward sales contracts, call option and put options, primarily due to requirements related to the Kupol project financing terms.

  Foreign currency risk management

  The Company is primarily exposed to currency fluctuations relative to the U.S. dollar on expenditures that are denominated in Canadian dollars, Russian rubles, Chilean pesos and Brazilian reais. This risk is reduced, from time to time, through the use of foreign exchange forward contracts to lock in the exchange rates on future foreign currency denominated cash outflows. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities. The Company does not actively manage this exposure. The Company has entered into forward contracts to purchase the Brazilian real and the Canadian dollar as part of this risk management strategy.

  Credit risk management

  Credit risk relates to accounts receivable and derivative contracts and arises from the possibility that any counterparty to an instrument fails to perform. The Company only transacts with highly-rated counterparties and a limit on contingent exposure has been established for any counterparty based on that counterparty's credit rating.

  Interest rate risks

  The Company is exposed to interest rate risk on its variable rate debt. As a result of the acquisition of Bema in February 2007, the Company assumed an interest rate swap, an interest rate cap and interest rate floor contract.

  Energy

  The Company is exposed to changes in crude oil prices through its consumption of diesel fuel, primarily at its open pit mines. The Company has entered into forward contracts that establish the price for some of the Company's diesel fuel consumption and manage the risk of fuel price increases.

  Fair values of financial instruments

  Carrying values for primary financial instruments, including cash and cash equivalents, short-term investments and other accounts receivable, marketable securities, certain long-term investments, accounts payable and accrued liabilities, approximate fair values due to their short-term maturities. The carrying value for long-term debt other than redeemable retractable preferred shares and capital leases, approximates fair value primarily due to the floating rate nature of the debt instruments.

  Fair value estimates for derivative contracts are based on quoted market prices for comparable contracts and represent the amount the Company would have received from, or paid to, a counterparty to unwind the contract at the market rates in effect at the balance sheet date.

	Asset/ (Liability) Acquired	Fair Value	AOCI(d)
	February 27, 2007	September 30, 2007
Interest rate contracts
Interest rate swap	$1.1	$0.5	$(1.2)

	$1.1	$0.5	$(1.2)

Currency contract
Foreign currency forward contracts(a)	$—	$27.1	$(27.0)

	$—	$27.1	$(27.0)

Commodity contracts
Gold and silver forward contracts(b)	$(91.0)	$(201.3)	$64.3
Gold and silver call options sold	(127.9)	(14.7)	—
Gold and silver put options bought	10.3	—	—
Silver lease rate swap	(1.9)	(2.6)	—
Energy forward contract(c)	—	0.3	0.2

	$(210.5)	$(218.3)	$64.5

Total all contracts	$(209.4)	$(190.7)	$36.3

  (a)
  Included in the amount recorded in earnings in the three months and nine months ended September 30, 2007, is a net gain of $0.1 million and $0.3 million, respectively and for the three months and nine months ended September 30, 2006 is nil and nil, respectively, that relates to the ineffective portion of foreign currency forward contracts and is recorded in other income (expense) — net. The amount recorded in accumulated other comprehensive income will be reclassified to net earnings within the next 12 months as a result of settling the contracts.

  (b)
  Included in amounts recorded in earnings is the ineffective portion of gold and silver forward contracts, of $(3.9) million and $(3.8) million recorded in other income (expense) — net for the three months and nine months ended September 30, 2007, respectively.
  (c)
  The amount recorded in accumulated other comprehensive income will be reclassified to net earnings within the next 12 months as a result of settling the contracts.
  (d)
  AOCI refers to accumulated other comprehensive income.

  Interest rates

  As part of the Kupol project financing, the Company has hedged its exposure to rising interest rates by entering into an interest rate swap, and purchasing an interest rate cap, which was financed by selling an interest rate floor. The Company has contracted to pay a fixed rate of interest of 4.4975% and receive a floating rate of interest on an interest rate swap with a notional amount that varies from $4.2 million up to $140.0 million over the life of the swap. The fair market value of the interest rate swap was $1.1 million as at September 30, 2007.

  The interest rate cap has an exercise strike level of 6.37%, which is the maximum interest rate that the Company will pay on the notional amount underlying the cap. The interest rate strike in the floor is 4.75%, which is the minimum interest rate that will be paid on the notional amount. When floating U.S. dollar interest rates are between the cap and the floor, there is no settlement received or paid by the Company. The notional amount varies between $3.7 million and $70.0 million over the life of the loan. The fair value of the interest rate cap and floor was a liability of $0.6 million as at September 30, 2007 (September 30, 2006 — $nil).

  Foreign currency

  At September 30, 2007, Kinross had outstanding fixed foreign exchange forward contracts to sell $60.0 million and $150.0 million U.S. dollars, and purchase Brazilian reais during the remainder of 2007 and during 2008, at an average forward exchange rate of 2.1213 and 2.1292 Brazilian reais for one U.S. dollar, respectively. The unrealized gain on these contracts at September 30, 2007 was $27.1 million (September 30, 2006 — $0.3 million).

  The Company had outstanding fixed foreign exchange forward contracts to sell $22.5 million U.S. dollars and purchase Canadian dollars during the remainder of 2007, at an average forward exchange rate of $CDN1.060 for one U.S. dollar. The unrealized gain on these contracts as at September 30, 2007 was $1.3 million (September 30, 2006 — nil).

  Gold and silver

  Under the terms of the Kupol project loan facilities, the Company is required to maintain gold and silver hedge contracts over the life of the loans in order to cover a portion of the mine's future operating and debt service costs. As a result, and as part of the acquisition of Bema in February 2007, the Company assumed gold and silver forward and option contracts related to the Kupol project as well as contracts relating to Julietta and Maricunga.

  During the second quarter the Company restructured the Kupol project loan facility gold and silver hedge positions. The put option positions were sold, and the short call option positions were re-purchased. These positions were replaced with forward sales transactions with the same number of ounces as the number of put option positions sold.

  At September 30, 2007, the following gold and silver derivative contracts were outstanding:

	YEAR OF SETTLEMENT
(ounces in thousands)						Kupol Project	Julietta & Maricunga
	2007	2008	2009	2010-2012	Total
Gold
Forward contracts (ounces)	—	45.0	218.6	612.8	876.4	831.1	45.3
Average price per ounce	$—	$511	$641	$635	$630
Call options sold (ounces)	14.8	36.5	—	—	51.3	—	51.3
Average price per ounce	$462	$468	$—	$—	$466
Put options purchased (ounces)	17.0	38.5	—	—	55.5	—	55.5
Average price per ounce	$405	$405	$—	$—	$405
Silver
Forward contracts (ounces)	—	—	3,600.0	7,200.0	10,800.0	10,800.0	—
Average price per ounce	$—	$—	$10.71	$10.71	$10.71

  Silver lease rates

  The Company had silver floating lease rate swaps totaling 9.0 million ounces of silver at a fixed annual rate of 2.0% at September 30, 2007, amortizing throughout the years 2009 to 2011. There was an unrealized loss of $2.6 million on this contract at September 30, 2007 (September 30, 2006 — $nil).

  Energy forward contract

  During January 2007, the Company entered into forward contracts to purchase diesel fuel for delivery throughout 2007. As at September 30, 2007, the balance of the contracts outstanding was 14.0 thousand barrels at a price of $58.36 per barrel. There was an unrealized gain of $0.2 million on these contracts as at September 30, 2007 (September 30, 2006 — $nil).

7.     LONG-TERM DEBT AND CREDIT FACILITIES

				As at			As at
			Interest Rates	Nominal Amount	September 30, 2007 Fair Value Adjustment(a)	Carrying Amount	December 31, 2006 Carrying Amount
Corporate revolving credit facility	(i	)	Variable	$60.0	$(2.0)	$58.0	$60.0
Corporate term loan facility	(i	)	Variable	151.1	(0.7)	150.4	5.0
Paracatu — short-term loan	(ii	)	5.67%	—	—	—	15.0
Maricunga capital leases	(iii	)	5.7% — 6.2%	15.5	—	15.5	9.9
Maricunga revolving credit facility	(iv	)	Variable	8.3	—	8.3	—
Kupol project financing	(v	)	Variable	322.5	—	322.5	—
Kupol IFC loan	(v	)	Variable	19.8	—	19.8	—

				577.2	(2.7)	574.5	89.9
Less: current portion				(14.3)	—	(14.3)	(17.9)

Long-term debt				$562.9	$(2.7)	$560.2	$72.0

  (a)
  Includes transaction costs on debt financing.

  (i)
  Corporate revolving credit and term loan facilities

    The total amount that can be drawn on the corporate revolving credit facility is $300.0 million. In addition to the London Inter Bank Offered Rate ("LIBOR") loans of $60.0 million ($58.0 million, net of $2.0 million of deferred financing charges) drawn against the corporate revolving credit facility, letters of credit totaling $191.1 million were also drawn against this facility as at September 30, 2007. On July 26, 2007, the term of the credit facility was extended for an additional year to August 2010.

    During the nine months ended September 30, 2007, $151.1 million was drawn against the term loan facility of $200.0 million.

  (ii)
  Paracatu short-term loan

    The balance of the Paracatu short-term loan outstanding at December 31, 2006 was fully repaid within the 30 day repayment period. During the nine months ended September 30, 2007, amounts had been drawn against this facility. As at September 30, 2007, all short-term loans at Paracatu had been repaid.

  (iii)
  Maricunga capital leases

    Through the acquisition of the 50% interest in Compañia Minera Maricunga ("CMM"), resulting from the acquisition of Bema, the Company has included 100% of the equipment under capital lease.

  (iv)
  Maricunga revolving credit facility

    A subsidiary of Bema had entered into a $10.0 million revolving term loan for working capital purposes relating to the recommencement of operations at the Maricunga mine. As a result of the acquisition of Bema, the Company assumed this facility, which includes a guarantee by the Company and a commitment fee of 0.50% per annum, payable quarterly, on the undrawn balance of the facility. The facility matures on December 31, 2007, and includes customary covenants for debt financing of this type.

  (v)
  Kupol project financing

    The Kupol project financing consists of a project loan ("Project Loan") and a subordinated loan with the International Finance Corporation ("IFC"). The Project Loan and IFC loan were undertaken by the Company's 75% owned subsidiary, the Chukotka Mining and Geological Company ("CMGC"). In addition, Bayerische Hypo-und Vereinsbank AG ("HVB") had provided Bema with a cost overrun facility ("HVB Facility") of $17.5 million. The Company has received a waiver from the project lenders giving the Company until January 31, 2008 to complete certain conditions precedent, consisting of the reclassification of the Kupol property as industrial land and securing a long-term lease in respect of the Kupol property, which were outstanding as at September 30, 2007.

    The Project Loan consists of two tranches totaling $400.0 million. Tranche A is for $250.0 million and is fully underwritten by the mandated lead arrangers, namely HVB and Société Générale Corporate & Investment Banking ("SG CIB"). Tranche B, for $150.0 million, is from a group of multilateral and industry finance institutions, of which the mandated lead arrangers are Caterpillar Financial SARL, Export Development Canada, IFC and Mitsubishi Corporation. Both tranches of the Project Loan are being drawn down on a pro rata basis and administered by HVB, as documentation and facility agent, and SG CIB, as technical and insurance agent.

    Tranche A of the Project Loan has a six and a half year term from drawdown, and Tranche B has a seven and a half year term. The annual interest rate is (a) LIBOR plus 2% prior to economic completion of the Kupol mine; (b) LIBOR plus 2.5% for two years after economic completion; and (c) LIBOR plus 3% for each remaining term (each rate is net of political risk insurance premiums). The Project Loan is collateralized against the Kupol Mine and guaranteed by a subsidiary until economic completion is achieved, as defined by the loan agreements. The loan agreements include customary covenants for debt financings of this type.

    The IFC loan of $25.0 million is for the development of the Kupol mine, of which $19.8 million was drawn down as of September 30, 2007 and forms part of the Company's and the Government of Chukotka's project equity contributions. This loan is guaranteed by a subsidiary until economic completion of the Kupol mine, and will have an eight and a half year term from drawdown. The annual interest rate is LIBOR plus 2%. Prior to the acquisition of Bema by Kinross, Bema had issued share purchase warrants to IFC. As a result of the acquisition of Bema, there are 8.5 million Kinross share purchase warrants outstanding relating to the issuance which are convertible into 3.8 million Kinross shares. Each warrant entitles IFC to receive one Kinross share plus CDN $0.01, at a price of $6.61, until March 1, 2014. Proceeds from the exercise of the warrants are required to be used to repay the IFC loan.

    Under the terms of the HVB Facility, the Company may issue convertible unsecured notes to HVB, with a seven year term from the date of drawdown. The holder of the notes will have the right to convert the notes into common shares of Kinross at a conversion price equal to $14.57 per share prior to maturity or repayment of the notes. The annual interest is expected to be at the rate of LIBOR plus 2.5% for four years from date of issuance and thereafter at the rate of LIBOR plus 3%.

    On April 26, 2006, Bema deposited $7.5 million in an escrow account as required by the Kupol project loan facility which is available only for project cost overruns, if incurred, at any time up until the economic completion date. During the nine months ended September 30, 2007, $5.0 million of this restricted cash was released to the Company as agreed between the Company and the Kupol project lenders. An agreement on project cost overruns identified by Bema was finalized, leading to the release of the funds.

  (vi)
  Corporate convertible notes

    As a result of the acquisition of Bema, the Company assumed the $70.0 million outstanding senior unsecured convertible notes maturing February 26, 2011 (the "Convertible Notes"). The Convertible Notes were issued at par and bear interest at 3.25% per annum payable on February 26 in each year. On March 6, 2007, a notice of redemption was issued on the Convertible Notes, and note holders had until April 12, 2007 to either convert their notes into common shares of Kinross, or to receive 100% of face value on the notes plus accrued interest. By April 3, 2007, all note holders had converted their notes into common shares of Kinross.

8.     RECLAMATION AND REMEDIATION OBLIGATIONS

  The following table provides a reconciliation of the reclamation and remediation obligations for the following periods:

		September 30, 2007	December 31, 2006
Balance, January 1,		$168.4	$175.9
Additions resulting from acquisitions(a)		9.9	0.1
Dispositions(b)		(13.2)	(4.9)
Reclamation spending		(16.3)	(22.8)
Accretion and reclamation expense		9.1	33.5
Change in estimates		—	(13.4)

Balance at end of period		$157.9	$168.4
Less: Assets held for sale	Note 3(i)	(28.5)	—
Less: Current portion		(15.4)	(28.8)

Long term balance		$114.0	$139.6

  (a)
  Reflects the 2007 acquisition of Bema (Note 3 — Acquisitions and divestitures) and the 2006 acquisition of Crown.
  (b)
  Reflects the disposal of the Lupin mine (see Note 3 — Acquisitions and divestitures) and the disposal of the New Britannia mine in 2006.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended September 30,
(in millions of United States dollars)

9.     COMMON SHARE CAPITAL AND COMMON SHARE PURCHASE WARRANTS

  The authorized share capital of the Company is comprised of an unlimited number of common shares. A summary of common share transactions for the nine months ended September 30, 2007 is as follows:

	Nine months ended September 30, 2007
	Number of shares	Amount
	(000's)
Common shares
Balance, January 1, 2007	362,704	$1,992.3
Issued (cancelled):
On acquisition of Bema	216,033	2,642.1
Under employee share plan	131	1.7
Under stock option and restricted share plans	5,385	66.1
Expiry of Echo Bay options	—	(0.1)
Conversions:
Warrants	2,272	27.3
Convertible notes(a)	6,674	81.6

Balance, September 30, 2007	593,199	$4,811.0

Common share purchase warrants
Balance, January 1,	8,333	9.4
On acquisition of Bema	20,085	141.9
Conversion of warrants	(2,272)	(18.9)

Balance, September 30, 2007	26,146	$132.4

Total common share capital and common share purchase warrants		$4,943.4

  (a)
  See Note 7 for further discussion of the convertible notes.

10.  STOCK OPTIONS AND COMMON SHARE PURCHASE WARRANTS

  There were 162,000 options and 1,348,584 options granted during the three months and nine months ended September 30, 2007, respectively. The Black-Scholes weighted average assumptions for the three months and nine months ended relating to expected dividend yield, expected volatility, risk-free interest rate, and expected option life in years were; 0% and 0%, 36.8% and 37.1%, 4.5% and 4.1%, and 3.5 years and 3.5 years, respectively. The weighted average fair value per stock option granted for the three months and nine months ended September 30, 2007, was CDN $4.50 and CDN $4.58, respectively.

  A summary of the status of the stock option plan and changes during the nine months ended September 30, 2007 are as follows:

Canadian $ denominated options	2007
	(000's)	Weighted average exercise price ($CDN)
Balance, January 1,	2,515	$12.53
Exercised	(2,421)	7.69
Options issued on acquisition of Bema	8,193	8.75
Granted	1,039	13.94
Forfeited	(10)	12.73

Outstanding at March 31,	9,316	$10.62
Exercised	(1,141)	7.80
Granted	147	14.23
Forfeited	(152)	18.52

Outstanding at June 30,	8,170	$10.87
Exercised	(1,240)	8.48
Granted	162	13.69
Forfeited	(193)	12.68

Outstanding at September 30,	6,899	$11.30

US $ denominated options	2007
	(000's)	Weighted average exercise price ($)
Balance, January 1,	31	$22.40
Cancelled/expired	(29)	23.43

Outstanding at March 31,	2	$9.15
Exercised	(1)	9.15

Outstanding at June 30,	1	$9.15

Outstanding at September 30,	1	$9.15

  The following table summarizes information about the stock options outstanding and exercisable at September 30, 2007:

	Options outstanding			Options exercisable
Exercise price range	Number outstanding	Weighted average exercise price	Weighted average remaining contractual life	Number exercisable	Weighted average exercise price	Weighted average remaining contractual life
	(000's)	($)	(years)	(000's)	($)	(years)
Exercisable in Canadian dollars:
$ 2.34 — $ 5.80	372	$ 3.35	0.63	372	CDN $ 3.35	0.63
$ 5.81 — $ 8.72	521	7.09	2.13	521	7.09	2.13
$ 8.73 — $13.07	4,584	11.53	3.11	3,635	11.35	3.05
$13.08 — $19.61	1,407	14.11	4.28	59	13.65	3.23
$19.62 — $46.16	15	20.80	1.04	15	20.80	1.04

	6,899	$11.30	3.13	4,602	CDN $10.28	2.75

Exercisable in United States dollars:
$9.15	1	$9.15	0.25	1	$9.15	0.25

	1	$9.15	0.25	1	$9.15	0.25

  A summary of the common share purchase warrants and changes during the nine months ended September 30, 2007 are as follows:

Canadian $ denominated common share purchase warrants	2007
	(000's)(a)(d)	Weighted average exercise price ($CDN)
Balance, January 1,(b)	8,333	$15.00
Warrants issued on acquisition of Bema(c)	15,926	9.60
Exercised	(2,242)	4.27

Outstanding at March 31,	22,017	$12.19
Exercised	(13)	12.50

Outstanding at June 30,	22,004	$12.19
Exercised	(17)	4.21

Outstanding at September 30,	21,987	$12.19

US $ denominated common share purchase warrants	2007
	(000's)(a)(d)	Weighted average exercise price ($)
Balance, January 1,	—	$—
Warrants issued on acquisition of Bema(c)	4,159	6.77

Outstanding at March 31,	4,159	$6.77
Exercised	—	—

Outstanding at June 30,	4,159	$6.77
Exercised	—	—

Outstanding at September 30,	4,159	$6.77

  (a)
  Represents share equivalent of warrants.
  (b)
  This balance consists of 25.0 million share purchase warrants. These warrants can be converted into 8.3 million common shares on or before December 5, 2007, by exchanging three common share purchase warrants for one common share at an exercise price of CDN $15.00.

  (c)
  At the time of the acquisition of Bema, there were 45.2 million Bema warrants outstanding that were convertible into 20.1 million Kinross shares plus CDN$0.01 per Bema warrant.
  (d)
  See also note 14, Subsequent events

  The following table summarizes information about the common share purchase warrants outstanding and exercisable at September 30, 2007:

	Warrants outstanding
Exercise price range	Number outstanding	Weighted average exercise price	Weighted average remaining contractual life
	(000's)(a)(b)	($)	(years)
Exercisable in Canadian dollars:
$3.14 — $4.71	8,957	CDN $ 4.19	0.06
$14.99 $22.50	13,030	17.70	1.54

	21,987	CDN $12.19	0.93

Exercisable in United States dollars:
$6.29 — $9.43	4,048	$6.60	6.18
$12.89	111	$12.89	3.65

	4,159	$6.77	6.11

  (a)
  Represents share equivalent of warrants.
  (b)
  See also Note 14, Subsequent events

11.  EARNINGS PER SHARE

  Earnings per share ("EPS") has been calculated using the weighted average number of shares outstanding during the period. Diluted EPS is calculated based on the treasury stock method and the if-converted method. The following table details the calculation of the weighted average number of outstanding common shares for the purposes of computing basic and diluted earnings per common share for the following periods:

	Three months ended September 30,		Nine months ended September 30,
	2007	2006	2007	2006
(Number of common shares in thousands)
Basic weighted average shares outstanding:	592,331	352,555	542,032	348,570
Weighted average shares dilution adjustments:
Dilutive stock options(a)	1,163	209	1,404	136
Restricted shares	1,460	1,170	1,009	911
Warrants(a)	8,229	—	8,381	—

Diluted weighted average shares outstanding	603,183	353,934	552,826	349,617

Weighted average shares dilution adjustments — exclusions:(b)
Stock options	1,176	205	1,176	205
Common share purchase warrants	13,031	—	13,033	—
Kinam preferred shares	331	331	331	331

  (a)
  Dilutive stock options and warrants were determined by using the Company's average share price for the period. For the three and nine months ended September 30, 2007, the average share prices used were $13.08 and $13.13, respectively. For the three and nine months ended September 30, 2006, the average share prices used were $12.16 and $11.11 per share, respectively.
  (b)
  These adjustments were excluded, as they were anti-dilutive for the three and nine months ended September 30, 2007 and 2006, respectively.

12.  SEGMENTED INFORMATION

  Operating results by segments:

  The following tables set forth information by segment for the following periods:

	Metal sales	Cost of sales(a)	Accretion	DD&A(b)	Exploration	Other(c)	Segment earnings (loss)
Three months ended September 30, 2007
Operating segments
Fort Knox	$64.1	$31.4	$0.3	$8.0	$0.7	$0.4	$23.3
Round Mountain	50.2	24.9	0.4	1.6	0.2	—	23.1
Porcupine Joint Venture(g)	24.0	18.7	0.4	3.0	1.3	—	0.6
Paracatu	31.5	17.1	0.1	3.4	0.4	0.8	9.7
La Coipa	30.1	12.1	0.3	3.5	0.7	0.2	13.3
Crixas	15.7	6.3	—	2.7	0.4	0.1	6.2
Musselwhite(g)	14.1	10.0	—	2.6	0.1	—	1.4
Maricunga(d)	31.5	21.2	0.1	3.3	0.2	—	6.7
Kettle River	—	—	0.2	—	0.5	1.3	(2.0)
Julietta(e)	14.6	12.7	0.1	4.9	0.6	—	(3.7)
Other operations	—	—	0.4	—	1.4	0.7	(2.5)
Corporate and other(f)	—	—	0.8	0.5	5.4	(3.9)	(2.8)

Total	$275.8	$154.4	$3.1	$33.5	$11.9	$(0.4)	$73.3

	Metal sales	Cost of sales(a)	Accretion	DD&A(b)	Exploration	Other(c)	Segment earnings (loss)
Three months ended September 30, 2006
Operating segments
Fort Knox	$54.0	$24.3	$0.4	$5.1	$0.4	$0.1	$23.7
Round Mountain	54.7	25.2	0.4	2.2	1.6	—	25.3
Porcupine Joint Venture	25.0	14.0	0.5	3.0	1.4	—	6.1
Paracatu	28.0	16.8	0.2	3.2	0.3	(1.3)	8.8
La Coipa	14.5	9.2	0.2	3.4	0.5	0.3	0.9
Crixas	14.1	4.0	—	3.4	0.4	(0.1)	6.4
Musselwhite	11.2	8.3	—	2.6	0.4	—	(0.1)
Maricunga(d)	16.2	8.6	0.1	1.7	0.8	0.4	4.6
Kettle River	0.5	—	0.2	—	—	1.3	(1.0)
Julietta(e)	—	—	—	—	—	—	—
Other operations	5.5	5.5	0.2	—	0.9	7.5	(8.6)
Corporate and other(f)	(0.1)	(0.3)	23.6	0.4	3.5	(22.0)	(5.3)

Total	$223.6	$115.6	$25.8	$25.0	$10.2	$(13.8)	$60.8

	Metal sales	Cost of sales(a)	Accretion	DD&A(b)	Exploration	Other(c)	Segment earnings (loss)
Nine months ended September 30, 2007
Operating segments
Fort Knox	$175.3	$86.1	$0.8	$25.4	$2.2	$0.6	$60.2
Round Mountain	158.6	72.8	1.1	4.9	1.3	—	78.5
Porcupine Joint Venture(g)	73.6	51.2	1.3	8.3	4.2	0.1	8.5
Paracatu	85.7	47.2	0.5	9.7	1.0	2.9	24.4
La Coipa	99.9	36.9	0.8	14.6	2.0	0.3	45.3
Crixas	49.5	18.7	0.1	8.6	0.7	0.2	21.2
Musselwhite(g)	36.1	26.1	0.1	7.7	0.6	—	1.6
Maricunga(d)	96.9	62.3	0.3	9.0	0.9	—	24.4
Kettle River	—	—	0.6	0.1	0.6	4.5	(5.8)
Julietta(e)	36.0	29.7	0.2	11.0	1.9	—	(6.8)
Other operations	—	—	0.7	—	1.7	5.0	(7.4)
Corporate and other(f)	—	—	2.6	0.9	15.0	22.4	(40.9)

Total	$811.6	$431.0	$9.1	$100.2	$32.1	$36.0	$203.2

	Metal sales	Cost of sales(a)	Accretion	DD&A(b)	Exploration	Other(c)	Segment earnings (loss)
Nine months ended September 30, 2006
Operating segments
Fort Knox	$160.3	$75.3	$1.0	$17.7	$0.6	$0.3	$65.4
Round Mountain	161.7	76.2	1.2	9.9	3.5	—	70.9
Porcupine Joint Venture	69.6	44.0	1.4	8.4	3.4	0.3	12.1
Paracatu	80.2	46.5	0.6	9.4	0.8	0.1	22.8
La Coipa	58.1	31.3	0.7	12.4	1.4	0.9	11.4
Crixas	43.4	13.7	0.1	9.4	0.7	(0.2)	19.7
Musselwhite	32.3	23.3	0.1	7.8	1.3	—	(0.2)
Maricunga(d)	51.1	29.5	0.2	5.0	1.4	0.5	14.5
Kettle River	2.4	0.8	0.6	—	0.1	3.9	(3.0)
Julietta(e)	—	—	—	—	—	—	—
Other operations	21.3	21.2	0.5	—	3.1	10.3	(13.8)
Corporate and other(f)	(6.2)	0.7	25.3	1.2	10.8	(0.7)	(43.5)

Total	$674.2	$362.5	$31.7	$81.2	$27.1	$15.4	$156.3

  (a)
  Cost of sales excludes accretion, depreciation, depletion and amortization.
  (b)
  Depreciation, depletion and amortization is referred to as "DD&A" in the tables above.
  (c)
  Other includes other operating costs, general and administrative expenses and gain on disposals of assets.
  (d)
  Results include Kinross' 100% interest since February 27, 2007 and 50% prior to that date.
  (e)
  Results are from February 27, 2007, the date of the acquisition of Bema.
  (f)
  Includes corporate, shutdown operations and other non-core operations.
  (g)
  Classified as long-lived assets held for sale as at September 30, 2007.

  Segment assets and Capital expenditures:

  The following table details the segment assets and capital expenditures for the following years:

			Capital expenditures
			Three months ended September 30,
	Segment assets
	As at				Nine months ended September 30,

	September 30, 2007	December 31, 2006
			2007	2006	2007	2006
Operating segments
Fort Knox	$185.4	$183.1	$4.6	$15.0	$20.9	$36.5
Round Mountain	185.1	157.3	8.7	10.3	30.6	18.7
Porcupine Joint Venture(f)	—	107.7	—	4.0	—	14.4
Paracatu	802.0	600.4	57.0	20.5	139.5	38.1
La Coipa	163.9	177.2	1.4	1.2	2.9	7.1
Crixas	99.4	96.0	3.3	2.1	8.6	6.1
Musselwhite(f)	—	113.2	—	1.0	—	3.3
Maricunga(a)	238.3	116.4	2.1	0.3	5.4	3.3
Kettle River	301.7	269.4	11.6	6.7	31.2	8.6
Julietta(b)	44.7	—	0.8	—	2.1	—
Other operations(e)	1,953.3	75.6	83.5	—	146.6	—
Assets held for sale Note 3(i)	235.8	—	11.3	—	25.5	—
Corporate and other(c)(d)	2,029.2	157.2	0.9	—	2.9	1.5

Total	$6,238.8	$2,053.5	$185.2	$61.1	$416.2	$137.6

  (a)
  Capital expenditures include Kinross' 100% interest since February 27, 2007 and 50% prior to that date.
  (b)
  Capital expenditures are from February 27, 2007, the acquisition of Bema.
  (c)
  As at June 30, 2007, Corporate and other included unallocated goodwill relating to the acquisition of Bema of $1,697.4 million.
  (d)
  Includes corporate, shutdown operations and other non-core operations. Also includes $164.0 million and $99.5 million in cash and cash equivalents held at the Corporate level as at September 30, 2007 and December 31, 2006, respectively.
  (e)
  Other operations includes Kupol and Cerro Casale, acquired with the acquisition of Bema on February 27, 2007. Capital expenditures include $145.4 million relating to Kupol during the period from February 27 through September 30, 2007.
  (f)
  Classified as long-lived assets held for sale at September 30, 2007.

  Metal sales and Property, plant and equipment by geographical regions:

	Metal sales				Property, plant & equipment
	Three months ended September 30,		Nine months ended September 30,
					September 30, 2007	December 31, 2006
	2007	2006	2007	2006
Geographic information:
United States	$114.3	$109.2	$333.9	$324.4	$501.0	$449.8
Canada(a)	38.1	36.1	109.7	95.7	4.6	177.9
Brazil	47.2	42.1	135.2	123.6	673.6	571.7
Chile	61.6	30.7	196.8	109.2	763.9	131.6
Russia	14.6	5.5	36.0	21.3	1,264.4	—

Total	$275.8	$223.6	$811.6	$674.2	$3,207.5	$1,331.0

  (a)
  The amount of Canada's property, plant and equipment is lowered by assets held for sale as at September 30, 2007.

  Sales to customers greater than 10% of metal sales:

	Metal sales
	Three months ended September 30,		Nine months ended September 30,
Rank	2007	2006	2007	2006
1	$57.2	$59.7	$172.8	$159.8
2	53.4	37.1	115.2	105.1
3	40.7	30.7	103.0	98.4
4	35.4	25.9	103.0	65.4
5	34.5	24.4	87.9	—
6	29.2	—	85.5	—

Total	$250.4	$177.8	$667.4	$428.7

13.  COMMITMENTS AND CONTINGENCIES

  General

  Estimated losses from loss contingencies are accrued by a charge to income when information available prior to the issuance of the financial statements indicates that it is likely that a future event will confirm that an asset has been impaired or a liability incurred at the date of the financial statements and the amount of the loss can be reasonably estimated.

  Other legal matters

  The Company is from time to time involved in legal proceedings, arising in the ordinary course of its business. Typically, the amount of ultimate liability with respect to these actions will not, in the opinion of management, materially affect Kinross' financial position, results of operations or cash flows.

  On November 5, 2007, the Company reached a settlement with 1235866 Ontario Inc. with respect to the Hellenic gold properties. The full amount of the settlement has been reflected in the financial statements for the periods ended September 30, 2007.

  Income taxes

  The Company operates in numerous countries around the world and accordingly is subject to, and pays, annual income taxes under the various regimes in countries in which it operates. These tax regimes are determined under general corporate income tax laws of the country. The Company has historically filed, and continues to file, all required income tax returns and to pay the taxes reasonably determined to be due. The tax rules and regulations in many countries are complex and subject to interpretation. From time to time the Company will undergo a review of its historic tax returns and in connection with such reviews, disputes can arise with the taxing authorities over the Company's interpretation of the country's income tax rules.

14.  SUBSEQUENT EVENTS

  Exercise of Warrants

  Subsequent to September 30, 2007, 9.0 million common share purchase warrants were exercised for gross proceeds of CDN$37.5 million.

  Disposition of Kubaka

  On October 26, 2007 the Company announced that its wholly-owned subsidiary, Kinam Magadan Gold Corporation ("Kinam Magadan"), has entered into a Memorandum of Understanding with OAO Polymetal ("Polymetal") under which Polymetal has agreed to purchase all of the shares held by Kinam Magadan in OAO Omolon Gold Mining Company ("Omolon"), representing approximately a 98.1% interest for a purchase price of $15.0 million, plus a variable royalty on future production from the Kubaka gold mine properties, subject to certain terms and conditions.

  Omonlon's assets include the Kubaka gold mine and related mining licenses, located in the Magadan Region in the Far East of the Russian Federation. The Kubaka gold mine began commercial production in 1997 and ceased mining operations in 2005.

  Ixhuatan Project Option Agreement

  On September 6, 2007, the Company signed a Letter of Intent, and on October 22, 2007, the Company signed a definitive option agreement (the "Option Agreement") with a wholly owned subsidiary of Linear Gold Corp. ("Linear") to earn up to a 70% interest in Linear's Ixhuatan Project, located in Chiapas, Mexico (the "Project"). A $1.0 million transaction fee was paid to Linear upon execution of the Option Agreement. Under the terms of the Option Agreement, the Company will fund $15.0 million of exploration expenditures within a 24-month period, which commenced on October 26, 2007. The Company can earn an initial 60% interest in the Project by making a further cash payment to Linear of $45.0 million, at which time a 60:40 joint venture will be formed to further develop the Project with the Company as the operator. The Company can then increase its interest in the Project to 70% by making an additional payment to Linear of $55.0 million within 90 days of Kinross' board of directors approving the construction and development of a mine based on a NI 43-101 compliant feasibility study. If such a production decision is made by the Company's board of directors, and the Proven and Probable Gold Reserves and Gold Equivalent Ounce Silver Reserves of the Project as referenced in the feasibility study are greater than 2.0 million ounces, the Company will pay an additional fee of up to $15 million to Linear.

  Disposition of Haile Mine Assets

  On August 15, 2007 Kinross signed a definitive agreement to sell the assets of its wholly-owned subsidiary, Haile Mining Company Inc., to Romarco Minerals Inc. ("Romarco") and on October 16, 2007 the transaction closed. Romarco purchased the Haile mine assets and assumed various liabilities of the Haile mine (including, among others, all environmental, mine closure, rehabilitation and reclamation liabilities and obligations). Kinross received 5,000,000 common shares in Romarco and a royalty based on the proven and probable gold reserves identified in the most current NI 43-101 compliant technical report prepared within 2 years of closing. Under the terms of the Royalty Agreement Kinross will receive $3 per ounce for proven and probable gold reserves identified in such technical report in excess of 1.0 million ounces. The Company will receive $5 per ounce for proven and probable gold reserves identified in such technical report in excess of 3.0 million to a maximum of 5.0 million ounces.

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Management's Discussion and Analysis for the three and nine months ended September 30, 2007
KINROSS GOLD CORPORATION CONSOLIDATED BALANCE SHEETS (expressed in millions of United States dollars, except share amounts)
KINROSS GOLD CORPORATION CONSOLIDATED STATEMENTS OF OPERATIONS Unaudited (expressed in millions of United States dollars, except per share and share amounts)
KINROSS GOLD CORPORATION CONSOLIDATED STATEMENTS OF CASH FLOWS Unaudited (expressed in millions of United States dollars)
KINROSS GOLD CORPORATION CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY Unaudited (expressed in millions of United States dollars)
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
KINROSS GOLD CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the three and nine months ended September 30, (in millions of United States dollars)